Exhibit 99.1

SANDSTORM GOLD LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS

Q1 / 2016

For The Period Ended March 31, 2016

This management’s discussion and analysis (“MD&A”) for Sandstorm Gold Ltd. and its subsidiary entities (“Sandstorm”, “Sandstorm Gold” or the “Company”) should be read in conjunction with the unaudited condensed consolidated interim financial statements of Sandstorm for the three months ended March 31, 2016 and related notes thereto which have been prepared in accordance with International Accounting Standards (“IAS”) 34: Interim Financial Reporting using accounting policies in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). Readers are encouraged to consult the Company’s audited consolidated financial statements for the year ended December 31, 2015 and the corresponding notes to the financial statements which are available on SEDAR at www.sedar.com. The information contained within this MD&A is current to May 5, 2016 and all figures are stated in U.S. dollars unless otherwise noted.

company HIGHLIGHTS

Operating Results

•	Attributable Gold Equivalent ounces sold, for the three months ended March 31, 2016 were 11,381 ounces compared with 12,460 ounces for the comparable period in 2015.

•	Revenue for the three months ended March 31, 2016 was $13.4 million compared with $15.3 million for the comparable period in 2015.

•	Operating cash flows for the three months ended March 31, 2016 were $9.7 million compared with $8.1 million for the comparable period in 2015.

•	Average cash costs for the three months ended March 31, 2016 of $267[1] per Attributable Gold Equivalent ounce compared with $323[1] per Attributable Gold Equivalent ounce for the comparable period in 2015.

1)	Refer to section on non-IFRS measures of this MD&A.

Significant Acquisitions

•	During the three months ended March 31, 2016, the Company acquired a royalty portfolio consisting of 52 royalties from Teck Resources Limited and its affiliates for consideration of $16.8 million, of which $1.4 million was paid in cash and $15.4 million in common shares of the Company. The transaction provides asset diversification; immediate cash flow and significant cash flow growth potential with estimated cash flow in 2016 of over $1.0 million with estimated growth to over $10 million in cash flow per year over the long term; and strong counterparties including Barrick Gold Corporation, Glencore plc, KGHM Polska Miedz SA, Newmont Mining Corporation and Kinross Gold Corporation.

Overview

Sandstorm is a growth-focused company that seeks to acquire gold and other precious metal purchase agreements (“Gold Streams” or “Silver Streams”) and royalties from companies that have advanced stage development projects or operating mines. In return for making upfront payments to acquire a Gold Stream, Sandstorm receives the right to purchase, at a fixed price per ounce, a percentage of a mine’s gold, silver, or other commodity ("Gold Equivalent") production for the life of the mine. Sandstorm helps other companies in the resource industry grow their businesses, while acquiring attractive assets in the process. The Company is focused on acquiring Gold Streams and royalties from mines with low production costs, significant exploration potential and strong management teams. The Company currently has 131 Gold Streams and net smelter returns royalties (“NSR”s), of which 20 of the underlying mines are producing.

Outlook

Based on the Company’s existing Gold Streams and NSRs, attributable Gold Equivalent production (individually and collectively referred to as “Attributable Gold Equivalent”) for 2016 is forecasted to be between 40,000 – 50,000 Attributable Gold Equivalent ounces. The Company is forecasting Attributable Gold Equivalent production of approximately 65,000 ounces per annum by 2020.

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Key Producing Assets

Yamana Silver Stream	YAMANA GOLD INC.

The Company has a Silver Stream on Yamana Gold Inc.’s (“Yamana”) gold-silver Cerro Moro project, located in Santa Cruz, Argentina (the “Cerro Morro Project” or “Cerro Moro”) and an agreement to receive interim silver deliveries during years 2016 to 2018 from a number of Yamana’s currently operating mines.

Silver deliveries

Under the terms of the Yamana Silver Stream, Sandstorm has agreed to purchase, for on-going per ounce cash payments equal to 30% of the spot price of silver, an amount of silver from Cerro Moro equal to 20% of the silver produced (up to an annual maximum of 1.2 million ounces of silver), until Yamana has delivered to Sandstorm 7.0 million ounces of silver; then 9.0% of the silver produced thereafter.

As part of the Yamana Silver Stream, during the year 2016 through 2018, Sandstorm has also agreed to purchase, for on-going per ounce cash payments equal to 30% of the spot price of silver, an amount of silver from:

i.	the Minera Florida mine in Chile equal to 38% of the silver produced (up to an annual maximum of 200,000 ounces of silver); and

ii.	the Chapada mine in Brazil equal to 52% of the silver produced (up to an annual maximum of 100,000 ounces of silver).

Downside protection

If by January 1, 2019, the Cerro Moro processing facility has not averaged 80% of its daily nameplate production capacity over a 30-day period (the "Commencement of Production"), then Yamana´s producing El Peñon mine in Chile will provide a 24 month backstop until the Commencement of Production has begun. During the 24 month backstop, if applicable, Sandstorm will purchase, for on-going per ounce cash payments equal to 30% of the spot price of silver, an amount of silver equal to 16% of El Peñon´s silver production up to a maximum of 1.2 million ounces per annum.

About Cerro Moro

The Cerro Moro project is located approximately 70 kilometres southwest of the coastal port city of Puerto Deseado in the Santa Cruz province of Argentina. Cerro Moro contains a number of high grade epithermal gold and silver deposits, some of which will be mined via open pit and some via underground mining methods. In February 2015, Yamana announced that it would proceed with the construction of the Cerro Moro mine. The current plan indicates average annual production in the first three years of 135,000 ounces of gold and 6.7 million ounces of silver, with the life of mine annual production averaging approximately 102,000 ounces of gold and 5 million ounces of silver at a throughput of 1,000 tonnes per day.

The procurement of long lead items is underway and Yamana anticipates that construction on Cerro Moro will begin in 2016.

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Chapada Copper Stream	YAMANA GOLD INC.

The Company has a copper Stream on Yamana’s open pit gold-copper Chapada mine located 270 kilometres northwest of Brasília in Goiás state, Brazil (“Chapada” or the “Chapada Mine”). Under the terms of the Yamana copper stream, Sandstorm has agreed to purchase, for on-going per pound cash payments equal to 30% of the spot price of copper, an amount of copper from the Chapada Mine equal to:

i.	4.2% of the copper produced (up to an annual maximum of 3.9 million pounds of copper) until Yamana has delivered 39 million pounds of copper to Sandstorm (the “First Chapada Delivery Threshold”); then

ii.	3.0% of the copper produced until, on a cumulative basis, Yamana has delivered 50 million pounds of copper to Sandstorm (the “Second Chapada Delivery Threshold”); then

iii.	1.5% of the copper produced thereafter, for the life of the mine.

Downside protection

If Cerro Moro has not achieved the Commencement of Production and Sandstorm has not received cumulative pre-tax cash flow equal to $70 million from the Yamana Silver Stream, then the First Chapada Delivery Threshold and the Second Chapada Delivery Threshold will cease to be in effect and Sandstorm will continue to purchase 4.2% of Chapada’s payable copper production (up to an annual maximum of 3.9 million pounds of copper), until such time as Sandstorm has received cumulative pre-tax cash flow equal to $70 million, or Cerro Moro has achieved the Commencement of Production.

About Chapada

Chapada has been in production since 2007 and is a relatively low-cost operation. The ore is treated through a flotation plant with capacity of 22 million tonnes per annum. Yamana has benefitted from significant discoveries at Chapada in the past and expects to complete 10,000 metres of exploration drilling and 12,000 metres of infill drilling over the course of 2015. Yamana recently announced an updated reserve statement which increased copper mineral reserves to approximately 3,033 million pounds of contained copper.

Diavik Diamond Royalty	RIO TINTO PLC

The Company has a 1% gross proceeds royalty based on the production from the Diavik mine located in Lac de Gras, Northwest Territories, Canada (“Diavik” or the “Diavik Mine”) which is operated by Rio Tinto PLC (“Rio Tinto”).

The Diavik Mine is Canada’s largest diamond mine. The mine began producing diamonds in January 2003, and has since produced more than 90 million carats from three kimberlite pipes (A154 South, A154 North, and A418). Rio Tinto recently approved the development of open pit mining from a fourth pipe (A21) which is targeted for production in 2018. Recent public announcements have indicated that the development of A-21 pipe continues to progress according to plan.

Current activities at the Diavik Mine include:

»	Dominion Diamond Corp. recently provided an updated reserve and resource estimate for the Diavik Mine. The update resulted in the A-154 North probable reserves more than doubling to approximately 11.1 million carats.

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Black Fox Gold Stream	PRIMERO MINING CORP.

The Company has a Gold Stream to purchase 8% of the life of mine gold produced from Primero Mining Corp.’s (“Primero”) open pit and underground Black Fox mine, located in Ontario, Canada (the “Black Fox Mine”), and 6.3% of the life of mine gold produced from Primero’s Black Fox Extension, which includes a portion of Primero’s Pike River concessions, for a per ounce cash payment equal to the lesser of $524 and the then prevailing market price of gold.

The Black Fox Mine began operating as an open pit mine in 2009 (depleted in 2015) and transitioned to underground operations in 2011.

Current activities at the Black Fox Mine include:

»	The Froome zone continues to be a priority for Primero and it expects to complete approximately 25,000 metres of drilling by the first half of 2016, the purpose of which is to define and delineate the Froome deposit. Primero is evaluating the deposit as a medium term alternative to complement Black Fox ore in order to fill the mill beyond the end of 2017.

Santa Elena Gold Stream	FIRST MAJESTIC SILVER CORP.

The Company has a Gold Stream to purchase 20% of the life of mine gold produced from First Majestic Silver Corp.’s (“First Majestic”) open-pit and underground Santa Elena mine, located in Mexico (the “Santa Elena Mine”), for a per ounce cash payment equal to the lesser of $361 and the then prevailing market price of gold until 50,000 ounces of gold have been delivered to Sandstorm, at which time the on-going per ounce payments will increase to the lesser of $450 and the then prevailing market price of gold.

The Santa Elena Mine was successfully transitioned from an open pit heap leach operation to an underground mining and milling operation and commercial production for the 3,000 tonne per day processing plant was declared in 2014.

Current activities at the Santa Elena Mine include:

»	First Majestic recently closed its previously announced transaction whereby it acquired SilverCrest Mines Inc., owner of the Santa Elena Mine.

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Bachelor Lake Gold Stream	METANOR RESOURCES INC.

The Company has a Gold Stream to purchase 20% of the life of mine gold produced from Metanor Resources Inc.’s (“Metanor”) Bachelor Lake gold mine located in Quebec, Canada (the “Bachelor Lake Mine”), for a per ounce cash payment equal to the lesser of $500 and the then prevailing market price of gold.

The Bachelor Lake Mine is an underground, narrow vein mining operation with an operating mill and surface infrastructure, which began production in early 2013.

Current activities at the Bachelor Lake Mine include:

»	Metanor recently released positive drill results from its exploration activities at the Bachelor Lake Mine and the newly discovered Moroy zone. For more information refer to www.metanor.ca.

Karma Gold Stream	ENDEAVOUR MINING CORP.

The Company has a Gold Stream which entitles it to purchase 26,875 ounces of gold over a five year period and thereafter 1.625% of the gold produced from Endeavour Mining Corporation (“Endeavour”)’s, the successor to True Gold Mining Inc., open-pit heap leach Karma gold mine located in Burkina Faso, West Africa (“Karma” or the “Karma Mine”) for on-going per ounce cash payment equal to 20% of the spot price of the gold.

The Gold Stream, which on a gross basis requires Endeavour to deliver 100,000 ounces of gold over a five year period starting March 31, 2016 and thereafter 6.5% of the equivalent gold production at the Karma Project, is being syndicated between Franco-Nevada Corp. and Sandstorm (together the “Stream Syndicate”).

The Karma Mine has five defined mineral deposits that make up the Karma project with probable mineral reserves of 949,000 ounces of gold. The operators of the Karma Mine expected to convert resources into reserves through further drilling and studies, in order to extend the mine-life beyond its currently stated 8.5 year life.

Current activities at the Karma Mine include:

»	It was recently announced that production had commenced at the Karma Mine.

»	Endeavour recently closed its previously announced arrangement whereby it would acquire True Gold Mining Inc., the owner of the Karma Mine.

Bracemac-McLeod Royalty	GLENCORE PLC

Sandstorm has a 3% NSR based on 100% of the production from the Bracemac-McLeod development property located in Matagami, Quebec, Canada (“Bracemac-McLeod” or the “Bracemac-McLeod Mine”) which is owned and operated by a subsidiary of Glencore plc (“Glencore”).

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The Bracemac-McLeod Mine is a high grade volcanogenic massive sulphide deposit located in the historical and prolific mining district of Matagami, Quebec. Continuous mining and milling operations have been active in the Matagami district for over fifty years with ten previously operating mines and one other currently producing mine. The Bracemac-McLeod Mine began initial production in the second half of 2013.

Ming Gold Stream	RAMBLER METALS & MINING PLC

The Company has a Gold Stream to purchase approximately 25% of the first 175,000 ounces of gold produced and 12% of the life of mine gold produced thereafter, from Rambler Metals & Mining PLC’s (“Rambler”) Ming Copper-Gold mine, located in Newfoundland, Canada (the “Ming Mine”). There are no ongoing per ounce payments required by Sandstorm in respect of the Ming Mine Gold Stream. In the event that the metallurgical recoveries of gold at the Ming Mine are below 85%, the percentage of gold that Sandstorm shall be entitled to purchase shall be increased proportionally. Based on 2015 metallurgical recoveries, Sandstorm’s 2016 gold purchase entitlement was adjusted to 30%.

Current activities at the Ming Mine include:

»	Rambler recently announced a proposal to raise approximately C$19.05 million from a specialized mining and mineral investment fund (CEII Roma). The financing is subject to a May 27, 2016 shareholder meeting.

Other Producing Assets

Emigrant Springs	NEWMONT MINING CORP.

The Company has a 1.5% NSR on the Emigrant Springs mine (the “Emigrant Springs Mine”) which is located in the Carlin Trend in Nevada, U.S.A. and is owned and operated by Newmont Mining Corp. (“Newmont”). The Emigrant Springs Mine is an open pit, heap leach operation. In the third quarter of 2012, construction of the mine was completed and commercial production commenced.

Mine Waste Solutions Royalty	ANGLOGOLD ASHANTI LTD.

The Company has a 1% NSR on the gold produced from Mine Waste Solutions tailings recovery operation (“MWS”) which is located near Stilfontein, South Africa, and is owned and operated by AngloGold Ashanti Ltd. (“AngloGold”). MWS is a gold and uranium tailings recovery operation. The operation processes multiple tailings dumps in the area through three production modules, the last of which was commissioned in 2011.

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Gualcamayo Royalty	YAMANA GOLD INC.

The Company has a 1% NSR on the Gualcamayo gold mine (the “Gualcamayo Mine”) which is located in San Juan province, Argentina and owned and operated by Yamana. The Gualcamayo Mine is an open pit, heap leach operation encompassing three substantial zones of gold mineralization. An expansion of the operation is expected to increase sustainable production.

San Andres Royalty	AURA MINERALS INC.

The Company has a 1.5% NSR on the San Andres mine (the “San Andres Mine”) which is located in La Únion, Honduras and owned and operated by Aura Minerals Inc. (“Aura Minerals”). The San Andres Mine is an open pit, heap leach operation. The mine has been in production since 1983 and has well-developed infrastructure, which includes power and water supply, warehouses, maintenance facilities, assay laboratory and on-site camp facilities.

Development Assets

Aurizona Gold Royalty	LUNA GOLD CORP.

The Company has a 3% – 5% sliding scale NSR on the production from Luna Gold Corp.’s (“Luna”) open-pit Aurizona mine, located in Brazil (the “Aurizona Mine”). At gold prices less than or equal to $1,500 per ounce, the royalty is a 3% NSR. In addition, Sandstorm holds a 2% NSR on Luna’s 190,073 hectares of greenfields exploration ground. At any time prior to the commencement of commercial production, Luna has the ability to purchase one-half of the greenfields NSR for a cash payment of $10 million.

Luna has initiated a pre-feasibility study for the restart of the Aurizona Mine and Sandstorm holds a right of first refusal on any future streams or royalties on the Aurizona project and greenfields.

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Hugo North Extension & Heruga Gold Stream	ENTRÉE GOLD INC.

During the three months ended March 31, 2016, Sandstorm amended its Gold Stream with Entrée Gold Inc. (“Entrée”) such that the Company will now purchase an amount equal to 5.62% and 4.26% of the gold and silver by-products produced from the Hugo North Extension and Heruga deposits located in Mongolia, (the “Hugo North Extension” and “Heruga”, respectively) for per ounce cash payments equal to the lesser of $220 per ounce of gold and $5 per ounce of silver and the then prevailing market price of gold and silver, respectively. Additionally, Sandstorm amended its copper stream such that the Company will now purchase an amount equal to 0.42% share of the copper produced from Hugo North Extension and Heruga for per pound cash payments equal to the lesser of $0.50 per pound of copper and the then prevailing market price of copper. In consideration for the amendment and during the three months ended March 31, 2016, Sandstorm received consideration of $7.0 million (of which $5.5 million was paid in cash and $1.5 million was received by way of Entrée common shares).

The Company is not required to contribute any further capital, exploration, or operating expenditures to Entrée.

The Hugo North Extension is a rich copper-gold porphyry deposit and Heruga is a copper-gold-molybdenum porphyry deposit. Both projects are located in the South Gobi desert of Mongolia, approximately 570 kilometers south of the capital city of Ulaanbaatar and 80 kilometers north of the border with China. The Hugo North Extension and Heruga are part of the Oyu Tolgoi mining complex and are managed by Oyu Tolgoi LLC, a subsidiary of Turquoise Hill Resources and the Government of Mongolia, and its project manager Rio Tinto PLC. Entrée retains a 20% interest in the resource deposits of the Hugo North Extension and Heruga.

Entrée recently announced that an Oyu Tolgoi underground mine development and financing plan had been signed by the Government of Mongolia, Entrée's joint venture partner, Oyu Tolgoi LLC, Turquoise Hill Resources Ltd. and Rio Tinto. The plan provides a path forward to the eventual restart of underground development, including Lift 1 of the Hugo North Extension. Recently, Entrée’s joint venture partner, announced that it had signed a $4.4 billion finance facility for underground mine development at the Oyu Tolgoi project. The facility is being provided by a syndicate of international financial institutions and export credit agencies representing the governments of Canada, the United States and Australia, along with 15 commercial banks.

Hot Maden Royalty	MARIANA RESOURCES LTD.

On January 19, 2016, the Company acquired a 2% NSR on the Hot Maden gold-copper project which is located in the Artvin Province, northeastern Turkey (the “Hot Maden Project”). The project is co-owned by Mariana Resources Ltd. and its Turkish partner, Lidya Madencilik Sanayi ve Ticaret A.S., which owns a 70% interest in the project.

A 2015 drill campaign led to the release of a maiden mineral resource estimate for the Hot Maden Project with an indicated resource of 2.0 million gold equivalent ounces and also included an inferred resource of 1.0 million gold equivalent ounces.

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Hackett River Royalty	GLENCORE PLC

On January 19, 2016, the Company acquired a 2% NSR on the Hackett River property located in Nunavut, Canada (the “Hackett River Project” or “Hackett River”) which is owned by a subsidiary of Glencore.

Hackett River is a silver-rich volcanogenic massive sulphide project and is one of the largest undeveloped projects of its kind. The property is made up of four massive sulphide deposits that occur over a 6.6 kilometre strike distance. A preliminary economic assessment updated in 2010 evaluated a possible large-scale open pit and underground operation, processing up to 17,000 tonnes per day. The most recent technical report, completed in 2013, reported 25.0 million tonnes of indicated resources containing 4.2% zinc and 130.0 grams per tonne silver plus 57.0 million tonnes of inferred resources with 3.0% zinc and 100.0 grams per tonne silver.

Lobo-Marte Royalty	KINROSS GOLD CORP.

On January 19, 2016, the Company acquired a 1.05% NSR on production from the Lobo-Marte project located in the Maricungha gold district of Chile (the “Lobo-Marte Project” or “Lobo-Marte”) which is owned by Kinross Gold Corp. (“Kinross”).

Kinross completed a prefeasibility study at Lobo-Marte that contemplated a heap-leach operation. As a result of changes in the plan of operations and other factors, Kinross withdrew its previously submitted permit application. Future development and operations at Lobo-Marte will require the re-initiation of the permitting process.

Agi Dagi & Kirazli	ALAMOS GOLD INC.

On January 19, 2016, the Company acquired a $10/ounce royalty based on the production from the Agi Dagi and the Kirazli gold development projects located in the Çanakkale Province of northwestern Turkey (“Agi Dagi” and “Kirazli”, respectively) which are both owned by Alamos Gold Inc. (“Alamos Gold”). The royalty is payable by Newmont and is subject to a maximum of 600,000 ounces from Agi Dagi and a maximum of 250,000 ounces from Kirazli.

A 2012 pre-feasibility study on Agi Dagi and Kirazli contemplated both projects as stand-alone open-pit, heap-leach operations. Under the study, Agi Dagi is expected to produce an average of 143,000 ounces of gold per year over a 7 year mine life while Kirazli is expected to produce an average of 99,000 ounces of gold per year over a 5 year mine life.

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Bomboré Royalty	OREZONE GOLD CORP.

On January 27, 2015, the Company acquired a 0.45% NSR on the Bomboré gold project (“Bomboré” or “Bomboré Project”) located in Burkina Faso, West Africa and owned by Orezone Gold Corp. (“Orezone”) for consideration of $3.0 million (the “Upfront Royalty”). In addition, Sandstorm has committed to providing up to an additional $5.0 million in royalty financing (remittable in cash and/or shares, subject to certain conditions) to Orezone on a drawdown basis until January 27, 2017 (the “Standby Royalty”). The Standby Royalty, if fully exercised, would result in the granting of an additional 0.75% NSR. Orezone has granted Sandstorm a right of first refusal on any future stream or royalty financings related to the Bomboré Project until 36 months following the achievement of commercial production at the mine. Orezone has the option to repurchase the Upfront Royalty from Sandstorm for a period of 36 months, at a premium of 10% per year. The Standby Royalty can also be repurchased at a premium of 10% per year if Orezone completes a gold stream financing and Sandstorm participates for no less than $30 million.

Orezone's 168 km2 Bomboré project is the largest undeveloped oxide gold deposit in Burkina Faso, containing 4.6 million ounces of measured and indicated gold resources.

Prairie Creek Royalty	CANADIAN ZINC CORPORATION

The Company has a 1.2% NSR on the Prairie Creek project (“the “Prairie Creek Project”) located in the Northwest Territories, Canada and owned by Canadian Zinc Corporation (“Canadian Zinc”). The Prairie Creek Project is a zinc, silver and lead project that is 100%-owned by Canadian Zinc and currently reports a proven and probable mineral reserve of 5.2 million tonnes grading 9.4% zinc, 151 grams per tonne silver and 9.5% lead. Canadian Zinc recently entered into sale agreements with both Boliden and Korea Zinc for the sale of the zinc and lead concentrates produced at the Prairie Creek mine. This represents a significant step forward in the development of the mine.

Mt. Hamilton Royalty	WATERTON PRECIOUS METALS FUND II CAYMAN, LP

The Company has a 2.4% NSR on the Mt. Hamilton gold project (the "Mt. Hamilton Project"). The Mt. Hamilton Project is located in White Pine County, Nevada, U.S.A. and is owned by Waterton Precious Metals Fund II Cayman, LP (“Waterton”).

Sandstorm holds a right of first refusal on any future royalty or gold stream financing for the Mt. Hamilton Project.

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Acquisition

Teck Royalty Package

During the three months ended March 31, 2016, the Company announced that it had acquired a royalty portfolio consisting of 52 royalties from Teck Resources Limited and its affiliates (“Teck”). The portfolio which was acquired for consideration of $16.8 million, of which $1.4 million was paid in cash and $15.4 million in common shares of the Company provides:

Asset Diversification:	the royalty package consists of assets in North America (32), Asia (10), South America (7) and Europe (3) and includes producing assets (4), development-stage projects (8), advanced exploration-stage projects (7) and exploration-stage properties (33);

Immediate Cash Flow and Significant Cash Flow Growth Potential:	the Company has estimated cash flow in 2016 of over $1.0 million, with estimated growth to over $10 million in cash flow per year over the long term;

Strong Counterparties:	royalty counterparties include Barrick Gold Corporation, Glencore plc, KGHM Polska Miedz SA, Newmont Mining Corporation and Kinross Gold Corporation; and

Long-Term Optionality:	over two dozen royalties on exploration-stage properties, several of which are undergoing active exploration programs.

Revolving credit facility

On October 26, 2015, the Company amended its revolving credit agreement, allowing the Company to borrow up to $110 million (the “Revolving Facility”) from a syndicate of banks including the Bank of Nova Scotia, Bank of Montreal, National Bank of Canada, and Canadian Imperial Bank of Commerce. The amounts drawn on the Revolving Facility remain subject to interest at LIBOR plus 3.00% – 4.25% per annum, and the undrawn portion of the Revolving Facility remains subject to a standby fee of 0.75% – 1.05% per annum, dependent on the Company’s leverage ratio.

NORMAL COURSE ISSUER BID

Under the Company’s normal course issuer bid (“NCIB”), the Company is able until April 3, 2017, to purchase up to 6,896,539 common shares. The NCIB provides the Company with the option to purchase its common shares from time to time when the Company’s management believes that the Common Shares are undervalued by the market.

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Other

While assessing whether any indications of impairment exist for mineral properties, consideration is given to both external and internal sources of information. The lack of progress with respect to advancing some of the royalties within Sandstorm’s mineral interest portfolio, prompted the Company to evaluate its investment in these specific assets. As a result of its review, the Company, during the three months ended March 31, 2016, recorded an impairment charge of $1.4 million for the full balance of these specifically identified mineral royalties.

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SUMMARY OF QUARTERLY RESULTS

(in accordance with IFRS)

Quarters Ended

In $000s	Mar. 31, 2016	Dec. 31, 2015	Sep. 30, 2015	June 30, 2015
Total revenue	$13,384	$9,863	$12,086	$15,429
Attributable Gold Equivalent ounces sold [1]	11,381	8,951	10,834	12,901
Gold sales	$8,504	$6,604	$9,055	$11,360
Royalty revenue	4,880	3,259	3,031	4,069
Average realized gold price per attributable ounce [1]	1,176	1,102	1,116	1,196
Average cash cost per attributable ounce [1]	267	258	307	304
Cash flow from operations	9,685	4,987	8,234	9,479
Cash flow from operations per share (basic) [1]	0.07	0.04	0.07	0.08
Cash flow from operations per share (diluted) [1]	0.07	0.04	0.07	0.08
Net income (loss)	13,159	(24,960)	(5,470)	(13,451)
Basic income (loss) per share	0.10	(0.20)	(0.05)	(0.11)
Diluted income (loss) per share	0.10	(0.20)	(0.05)	(0.11)
Total assets	531,160	496,873	408,170	415,944
Total long-term liabilities	$80,130	$86,779	$4,768	$5,316

In $000s	Mar. 31, 2015	Dec. 31, 2014	Sep. 30, 2014	June 30, 2014
Total revenue	$15,285	$12,488	$15,559	$13,153
Attributable Gold Equivalent ounces sold [1]	12,460	10,424	12,282	10,149
Gold sales	$11,566	$9,463	$11,571	$9,724
Royalty revenue	3,719	3,025	3,988	3,429
Average realized gold price per ounce [1]	1,227	1,198	1,267	1,296
Average cash cost per ounce [1]	323	308	308	310
Cash flow from operations	8,119	8,854	9,962	9,383
Cash flow from operations per share (basic) [1]	0.07	0.08	0.08	0.08
Cash flow from operations per share (diluted) [1]	0.07	0.07	0.08	0.08
Net income	825	2,608	2,076	3,039
Basic income per share	0.01	0.02	0.02	0.03
Diluted income per share	0.01	0.02	0.02	0.03
Total assets	425,154	431,070	445,368	456,050
Total long-term liabilities	$5,341	$5,892	$6,161	$5,922

1)	See non-IFRS measures section below.

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Changes in sales, net income and cash flow from operations from quarter to quarter are affected primarily by fluctuations in production at the mines, the timing of shipments, changes in the price of gold, as well as acquisitions of Gold Streams, Silver Streams and royalty agreements and the commencement of operations of mines under construction. For more information refer to the quarterly commentary discussed below.

The Company’s reportable operating segments for the three months ended
March 31, 2016 are summarized in the table below:

In $000s	Attributable ounces sold	Sales and royalty revenues	Cost of sales (excluding depletion)	Depletion	Impairment of mineral interests	Income (loss) before taxes	Cash flow from operations
Bachelor Lake	1,695	$1,980	$847	$694	$-	$439	$1,133
Black Fox	1,336	1,587	696	597	-	294	891
Chapada	973	1,144	354	552	-	238	790
Diavik Mine	1,105	1,300	-	868	-	432	1,176
Santa Elena	2,887	3,391	1,031	664	-	1,696	2,360
Yamana Silver Stream	304	357	107	194	-	56	250
Other Royalties	3,044	3,580	-	1,646	1,368	566	4,712
Other	37	45	4	15	-	26	45
Corporate	-	-	-	-	-	10,449	(1,672)
Consolidated	11,381	$13,384	$3,039	$5,230	$1,368	$14,196	$9,685

THREE MONTHS ENDED March 31, 2016
COMPARED TO THE THREE MONTHS ENDED March 31, 2015

For the three months ended March 31, 2016, net income and cash flow from operations were $13.2 million and $9.7 million, respectively, compared with net income and cash flow from operations of $0.8 million and $8.1 million for the comparable period in 2015. The increase is attributable to a combination of factors including:

•	A $13.4 million gain on the revaluation of the Company’s investments primarily driven by the change in fair value of the Luna Gold Corp. convertible debenture;

•	A $3.6 million decrease in depletion expense largely driven by a resetting of the number of ounces in the depletable base due to various factors including the conversion of exploration upside into resources and reserves; partially offset by

•	Certain items recognized during the three months ended March 31, 2015 did not occur during the three months ended March 31, 2016 including a foreign exchange gain of $1.9 million largely driven by fluctuations in the foreign exchange rate;

•	A $1.4 million non-cash impairment charge relating to certain of the Company’s mineral royalties; and

•	A $0.9 million increase in interest expense as the Company drew on its Revolving Facility in October 2015.

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For the three months ended March 31, 2016, revenue was $13.4 million compared with $15.3 million for the comparable period in 2015. The decrease is largely attributed to a number of factors including:

•	4% decrease in the average realized selling price of gold; and
•	9% decrease in the number of Attributable Gold Equivalent ounces sold, due to:

i.	A decrease of 3,112 gold ounces sold from the Aurizona Mine as Luna has finished processing ore from the stockpile and ceased mining operations;

ii.	28% decrease in gold ounces sold from the Black Fox Mine primarily related to limited availability of high-grade ore from the upper, remnant areas of the underground mine. Primero expects daily production rates to increase through the remainder of 2016 as the underground contribution from the Deep Central zone ramps-up;

iii.	17% decrease in gold ounces sold from the Bachelor Lake Mine primarily related to the mine experiencing lower feed grade largely driven by higher than expected dilution from some stopes and the timing of shipments whereby 163 ounces were received as at March 31, 2016, but were sold subsequent to quarter end; partially offset by

iv.	47% increase in gold deliveries from the Santa Elena Mine (of which 386 ounces remained in inventory at the end of the first quarter) largely attributable to higher grade ore coming from the main vein, Alejandra vein and the leach pad; and

v.	An additional 1,277 Attributable Gold Equivalent ounces were sold from the Company’s recently acquired Yamana Silver Stream and Chapada copper stream.

three MONTHS ENDED March 31, 2016
COMPARED TO THE REMAINING QUARTERS

When comparing net income of $13.2 million and cash flow from operations of $9.7 million for the three months ended March 31, 2016 with net income/loss and operating cash flow for the remaining quarters, the following items impact comparability of analysis:

•	A $13.4 million gain on the revaluation of the Company’s investments primarily driven by the change in fair value of the Luna Gold Corp. convertible debenture which was recognized during the three months ended March 31, 2016;
•	An $8.1 million non-cash income tax expense related to a reduction of the Company’s deferred income tax asset relating to taxable income previously attributed to its Barbadian subsidiary which was recorded during the three months ended June 30, 2015;

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•	An $18.3 million non-cash impairment charge relating to the Company’s mineral interests with respect to the Serra Pelada project, the Emigrant Springs Mine and MWS which was recognized during the three months ended December 31, 2015;
•	A $4.3 million gain on the settlement of the Luna Gold Stream and loan which was recognized during the three months ended June 30, 2015;
•	A $3.3 million non-cash impairment relating to the Santa Fe Gold Stream recognized during the three months ended June 30, 2015;
•	A one-time gain of $2.6 million recognized on the acquisition of Sandstorm Metals & Energy which was recorded during the three months ended June 30, 2014;
•	A non-cash impairment charge of $1.2 million relating the Company’s Bracemac-McLeod royalty recognized during the three months ended June 30, 2014;
•

A general decrease in administration expenses when compared to previous quarters primarily driven by (i) the implementation of cost reduction programs when the Company acquired 100% of the common shares of Premier Royalty Inc. and (ii) the elimination of duplicated costs that were previously being consolidated;

•	Overall, Gold Attributable Equivalent ounces sold have increased over the course of the last three years as result of various assets producing including: (i) the Aurizona Mine and the Santa Elena Mine began initial production late in 2010; (ii) the Company acquired the Diavik royalty during the three months ended March 31, 2015; and (iii) the Company began receiving Attributable Gold Equivalent ounces from the Yamana Silver Stream and copper stream in 2016.

Change in Total Assets

Total assets increased by $34.3 million from December 31, 2015 to March 31, 2016 primarily resulting from the acquisition of the Teck royalty package and an increase in the fair value of the Company’s investments, partially offset by depletion expense and a non-cash impairment charge on certain mineral interests. Total assets increased by $88.7 million from September 30, 2015 to December 31, 2015 primarily resulting from the acquisition of the Yamana Silver Stream and copper stream which were largely funded by utilizing the Company’s Revolving Facility; the increase was partially offset by depletion expense and a non-cash impairment charge on certain mineral interests. Total assets decreased by $7.8 million from June 30, 2015 to September 30, 2015 primarily resulting from depletion expense, which was partially offset by operating cash flows. Total assets decreased by $9.2 million from March 31, 2015 to June 30, 2015 primarily resulting from (i) the reduction of the Company’s deferred tax assets; and (ii) depletion expense; partially offset by operating cash flows. Total assets decreased by $5.9 million from December 31, 2014 to March 31, 2015 primarily resulting from (i) depletion expense; and (ii) a decline in the fair value of investments; partially offset by operating cash flows. Total assets increased by $51.4 million from December 31, 2013 to December 31, 2014 primarily resulting from (i) the assets acquired from the Sandstorm Metals & Energy business combination; (ii) operating cash flows and (iii) the exercise of warrants; which were partially offset by (i) depletion expense; (ii) a decline in the fair value of investments; and (iii) by a non-cash impairment charge on the Bracemac-McLeod royalty.

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Non-IFRS Measures

The Company has included, throughout this document, certain non-IFRS performance measures, including (i) average cash cost per attributable ounce; (ii) cash flow from operations per share (basic and diluted); and (iii) average realized gold price per attributable ounce. The presentation of these non-IFRS measures is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

i.	Average cash cost per ounce is calculated by dividing the Company’s cost of sales (excluding depletion) by the number of Attributable Gold Equivalent ounces sold. The Company presents average cash cost per ounce as it believes that certain investors use this information to evaluate the Company’s performance in comparison to other companies in the precious metals mining industry who present results on a similar basis. Figure 1.1 provides a reconciliation of average cash cost of gold on a per ounce basis.

Figure 1.1

	Three Months Ended March 31, 2016	Three Months Ended March 31, 2015
Cost of Sales (excluding depletion)	$3,039	$4,019

Cash cost of sales is comprised of:
Total cash cost of gold sold	$3,039	$4,019
Divided by:
Total Attributable Gold Equivalent ounces sold [1]	11,381	12,460
Equals:
Average cash cost of gold (per attributable ounce)	$267	$323

1)	The Company’s royalty and other commodity stream income is converted to an Attributable Gold Equivalent ounce basis by dividing the royalty and other commodity income for that period by the average realized gold price per ounce from the Company’s Gold Streams for the same respective period. These Attributable Gold Equivalent ounces when combined with the gold ounces sold from the Company’s Gold Streams equal total Attributable Gold Equivalent ounces sold.

ii.	Cash flows from operations per share (basic and diluted) is calculated by dividing cash generated by operating activities by the weighted average number of shares outstanding (basic and diluted). The Company presents operating cash flows per share as it believes that certain investors use this information to evaluate the Company’s performance in comparison to other companies in the precious metals mining industry that present results on a similar basis. Figure 1.2 provides a reconciliation of cash flow from operations per share (basic and diluted).

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Figure 1.2

	Three Months Ended March 31, 2016	Three Months Ended March 31, 2015
Cash generated by operating activities	$9,685	$8,119

Divided by:
Basic weighted average number of shares outstanding	136,030,128	117,478,182
Diluted weighted average number of shares outstanding	136,728,726	119,053,691
Equals:
Operating cash flow per share (basic)	$0.07	$0.07
Operating cash flow per share (diluted)	$0.07	$0.07

iii.	Average realized gold price per ounce is calculated by dividing the Company’s sales by the number of Attributable Gold Equivalent ounces sold. The Company presents average realized gold price per attributable ounce as it believes that certain investors use this information to evaluate the Company’s performance in comparison to other companies in the precious metals mining industry that present results on a similar basis. Figure 1.3 provides a reconciliation of average realized gold price per ounce.

Figure 1.3

	Three Months Ended March 31, 2016	Three Months Ended March 31, 2015
Total Revenue	$13,384	$15,285

Divided by:
Total Attributable Gold Equivalent ounces sold	11,381	12,460
Equals:
Average realized gold price per ounce	$1,176	$1,227

The Company has also used the non-IFRS measure of operating cash flows excluding changes in non-cash working capital. This measure is calculated by adding back the decrease in changes in non-cash working capital to cash generated by operating activities. These non-IFRS measures do not have any standardized meaning prescribed by IFRS, and other companies may calculate these measures differently.

Liquidity and Capital Resources

As of March 31, 2016, the Company had cash and cash equivalents of $5.3 million (December 31, 2015 – $5.3 million) and working capital of $0.3 million (December 31, 2015 – $1.8 million).

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During the three months ended March 31, 2016, the Company generated operating cash flows of $9.7 million compared with $8.1 million during the comparable period in 2015, with the increase being primarily attributable to changes in non-cash working capital; partially offset by a decrease in both the average realized selling price of gold and the Attributable Gold Equivalent ounces sold.

During the three months ended March 31, 2016, the Company had cash outflows from investing activities of $3.2 million which were primarily the result of: (i) the payment of $3.9 million and $1.25 million in connection with the Karma Gold Stream and the Increase Option (defined herein), respectively; (ii) a $1.4 million payment related to the Teck transaction; and (iii) the acquisition of investments and other assets; partially offset by the receipt of $5.5 million related to the Company’s amendment of the Entrée commodity streams. During the three months ended March 31, 2015, the Company had cash outflows from investing activities of $59.2 million, which were primarily the result of: (i) the payment of $52.5 million to IAMGOLD Corporation in connection with the Diavik royalty and $3.0 million to Orezone in connection with the Bomboré royalty; and (ii) the acquisition of investments and other assets; partially offset by $1.5 million in proceeds from the sale of investments.

During the three months ended March 31, 2016, the Company had net cash outflows from financing activities of $6.6 million largely related to the repayment of debt under the Company’s Revolving Facility. During the three months ended March 31, 2015, the Company had net cash outflows from financing activities of $0.5 million as a result of the redemption of the Company’s common shares under the NCIB.

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Contractual Obligations

In connection with its commodity streams, the Company has committed to purchase the following:

Stream	% of Life of Mine Gold or Relevant Commodity [5,6,7,8,9]	Per Ounce Cash Payment: lesser of amount below and the then prevailing market price of the gold (unless otherwise noted) [1,2,3,4]
Bachelor Lake	20%	$500
Black Fox	8%	$524
Chapada	4.2%	30% of copper spot price
Entrée Gold	5.62% on Hugo North Extension and 4.26% on Heruga	$220
Karma	26,875 ounces over 5 years and 1.625% thereafter	20% of gold spot price
Ming	25% of the first 175,000 ounces of gold produced, and 12% thereafter	$nil
Santa Elena	20%	$361
Yamana Silver Stream	Varies	30% of silver spot price

1)	Subject to an annual inflationary adjustment except for Ming.
2)	For the Entrée Gold Stream, after approximately 8.6 million ounces of gold have been produced from the joint venture property, the price increases to $500 per gold ounce.
3)	For the Entrée Silver Stream, percentage of life of mine is 5.62% on Hugo North Extension and 4.26% on Heruga which the Company can purchase for the lesser of the prevailing market price and $5 per ounce of silver until 40.3 million ounces of silver have been produced from the entire joint venture property. Thereafter, the purchase price will increase to the lesser of the prevailing market price and $10 per ounce of silver.
4)	For the Santa Elena Gold Stream, the Company can purchase for a per ounce cash payment equal to (i) the lesser of $357 and the then prevailing market price of gold for the open-pit mine and (ii) the lesser of $357 and the then prevailing market price of gold until 50,000 ounces of gold have been delivered to Sandstorm (inclusive of ounces already received from open-pit production), at which time the on-going per ounce payments will increase to the lesser of $450 and the then prevailing market price of gold for the underground mine.
5)	For the Entrée Gold and Silver Stream, percentage of life of mine is 5.62% on Hugo North Extension and 4.26% on Heruga if the minerals produced are contained below 560 metres in depth.
6)	For the Entrée Gold and Silver Stream, percentage of life of mine is 8.43% on Hugo North Extension and 6.39% on Heruga if the minerals produced are contained above 560 metres in depth.
7)	For the Entrée copper stream, the Company has committed to purchase an amount equal to 0.42% of the copper produced from the Hugo North Extension and Heruga deposits. If the minerals produced are contained above 560 metres in depth, then the commitment increases to 0.62% for both the Hugo North Extension and Heruga deposits. Sandstorm will make ongoing per pound cash payments equal to the lesser of $0.50 and the then prevailing market price of copper, until 9.1 billion pounds of copper have been produced from the entire joint venture property. Thereafter, the on-going per pound payments will increase to the lesser of $1.10 and the then prevailing market price of copper.
8)	For the Chapada copper stream, the Company has committed to purchase an amount equal to 4.2% of the copper produced (up to an annual maximum of 3.9 million pounds of copper) until Yamana has delivered 39 million pounds of copper to Sandstorm; then 3.0% of the copper produced until, on a cumulative basis, Yamana has delivered 50 million pounds of copper to Sandstorm; then 1.5% of the copper produced thereafter, for the life of the mine. If Cerro Moro has not achieved the Commencement of Production and Sandstorm has not received cumulative pre-tax cash flow equal to $70 million from the Yamana Silver Stream, then the First Chapada Delivery Threshold and the Second Chapada Delivery Threshold will cease to be in effect and Sandstorm will continue to purchase 4.2% of Chapada’s payable copper production (up to an annual maximum of 3.9 million pounds of copper), until such time as Sandstorm has received cumulative pre-tax cash flow equal to $70 million, or Cerro Moro has achieved the Commencement of Production.

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9)	Under the terms of the Yamana Silver Stream, Sandstorm has agreed to purchase an amount of silver from Cerro Moro equal to 20% of the silver produced (up to an annual maximum of 1.2 million ounces of silver), until Yamana has delivered to Sandstorm 7.0 million ounces of silver; then 9.0% of the silver produced thereafter. As part of the Yamana Silver Stream, during the year 2016 through 2018, Sandstorm has also agreed to purchase an amount of silver from: (i) the Minera Florida mine in Chile equal to 38% of the silver produced (up to an annual maximum of 200,000 ounces of silver); and (ii) the Chapada mine in Brazil equal to 52% of the silver produced (up to an annual maximum of 100,000 ounces of silver).

In connection with the Karma Gold Stream, the Stream Syndicate has provided True Gold Mining Inc. (now Endeavour) with an 18 month option to increase funding by up to $20 million (the “Increase Option”) in exchange for eight quarterly deliveries totaling 30,000 ounces of gold, or the pro-rata portion of the amount drawn thereunder, starting 18 months from when the first tranche under the Increase Option is drawn down. During the three months ended March 31, 2016, Sandstorm remitted $1.25 million of its $5 million commitment under the Increase Option.

In connection with the Bomboré royalty, Sandstorm has committed to providing up to an additional $5.0 million in royalty financing (remittable in cash and/or shares, subject to certain conditions) to Orezone on a draw down basis until January 27, 2017.

As part of the Yamana transaction, the Company drew on its Revolving Facility. The Company will, from time to time, repay balances outstanding on its Revolving Facility with operating cash flow and cash flow from other sources. The amounts drawn on the Revolving Facility remain subject to interest at LIBOR plus 3.00% – 4.25% per annum, and the undrawn portion of the Revolving Facility remains subject to a standby fee of 0.75% – 1.05% per annum, dependent on the Company’s leverage ratio. The Revolving Facility matures in July 2019.

Share Capital

As of May 5, 2016, the Company had 138,286,017 common shares outstanding. As disclosed previously, the funds from the issuance of share capital have been used to finance the acquisition of Gold Streams and royalties (recent acquisitions are described earlier in greater detail), with the net proceeds of the 2015 equity financing used to reduce the balance of the Company’s Revolving Facility.

A summary of the Company’s share purchase options
as of May 5, 2016 are as follows:

Number outstanding	Vested	Exercise Price per Share (C$)	Expiry Date
66,000	66,000	$6.30	August 25, 2016
1,129,000	1,129,000	6.35	November 25, 2016
27,000	27,000	18.33	August 22, 2017
5,850	5,850	18.33	October 4, 2017
402,133	402,133	16.35	December 11, 2017
150,000	150,000	11.78	December 21, 2017
10,875	10,875	11.31	February 19, 2018
3,625	3,625	10.62	March 1, 2018
12,375	12,375	8.89	December 13, 2018
25,000	8,334	6.03	May 16, 2019
3,704,140	1,212,500	2.93	November 13, 2019
1,084,000	-	3.60	December 9, 2020
200,000	-	3.64	December 22, 2020
2,250	2,250	15.00	March 30, 2022
6,822,248	3,029,942	$6.70

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A summary of the Company’s warrants
as of May 5, 2016 are as follows:

Number outstanding	Exercise Price per Share	Price Expiry Date
1,155,873	C$13.79	December 4, 2016
5,002,500	$14.00	September 7, 2017
3,000,000	4.50	March 23, 2020
15,000,000	3.50	October 26, 2020
5,043,900	$4.00	November 3, 2020
29,202,273

The Company has 1,395,517 Restricted Share Rights (“RSRs”) outstanding as at May 5, 2016.

Key Management Personnel Compensation

The remuneration of directors and those persons having authority and responsibility for planning, directing and controlling activities of the Company are as follows:

	3 Months Ended March 31, 2016	3 Months Ended March 31, 2015
Short-term employee salaries and benefits	$370	$543
Share-based payments	517	561
Total key management compensation expense	$887	$1,104

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Financial Instruments

The fair value of the Company's other financial instruments which include cash and cash equivalents, trade receivables and other, loans receivable, receivables and other, trade and other payables and bank debt approximate their carrying values at March 31, 2016. All financial instruments are initially recorded at fair value.

Credit Risk

The Company’s credit risk is limited to cash and cash equivalents, trade receivables and other, loan receivable, and receivables and other in the ordinary course of business. The Company sells gold exclusively to third parties with a history in commodities. The Company’s trade receivables and other is subject to the credit risk of the counterparties who own and operate the mines underlying Sandstorm’s royalty portfolio. The Company’s loan receivable and convertible debenture due from Luna is subject to Luna’s credit risk and the Company’s ability to realize on its security.

Currency Risk

Financial instruments that impact the Company’s net income or other comprehensive income (loss) due to currency fluctuations include: cash and cash equivalents, trade receivables and other, investments and trade and other payables denominated in Canadian dollars. Based on the Company's Canadian dollar denominated monetary assets and monetary liabilities at March 31, 2016 a 10% increase (decrease) of the value of the Canadian dollar relative to the United States dollar would increase (decrease) net income by $0.4 million and other comprehensive income $2.8 million, respectively.

Interest Rate Risk

The Company is exposed to interest rate risk on its outstanding borrowings. Presently, all of the Company’s outstanding borrowings are at floating rates. The Company monitors its exposure to interest rates and has not entered into any derivative contracts to manage risk. During the period ended March 31, 2016, the weighted average effective interest rate paid by the Company on the amount drawn on its outstanding borrowings was 4.8% (2015- 3.4%). A fluctuation in interest rates of 100 basis points (1 percent) would have affected finance expense by approximately $0.4 million.

Other Risks

Sandstorm holds common shares, convertible debentures, and warrants of other companies with a combined fair market value as at March 31, 2016, of $52.7 million (December 31, 2015 – $26.6 million). The daily exchange traded volume of these shares, including the shares underlying the warrants, may not be sufficient for the Company to liquidate its position in a short period of time without potentially affecting the market value of the shares. The Company is subject to default risk with respect to any debt instruments. Aside from the outstanding balance on the Company’s revolving credit facility, the Company is not subject to other price risks. Except for the Company’s exposure to liquidity risk with respect to the Luna Debenture and the revolving credit facility, the Company’s exposure to these risks has not changed significantly from the prior year.

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Risks to Sandstorm

The primary risk factors affecting the Company are set forth below. For additional discussion of risk factors, please refer to the Company’s annual information form dated March 30, 2016, which is available on www.sedar.com.

Risks Relating To Mineral Projects

To the extent that they relate to the production of gold from, or the operation of, the Chapada Mine, the Cerro Moro Project, the Diavik Mine, the Aurizona Mine, the Santa Elena Mine, the Karma Project, the Ming Mine, the Black Fox Mine, the Bachelor Lake Mine, the Hugo North Extension and Heruga deposits, the Mt. Hamilton Project, the Gualcamayo Mine, the Emigrant Springs Mine, MWS, the San Andres Mine, the Bomboré Project, the Prairie Creek Project, the Bracemac-McLeod Mine, the Hot Maden Project, the Hackett River Project, the Lobo-Marte Project, Agi Dagi and Kirazli or other royalties in Sandstorm’s portfolio (the “Mines”), the Company will be subject to the risk factors applicable to the operators of such Mines. Whether the Mines will be commercially viable depends on a number of factors, including cash costs associated with extraction and processing, the particular attributes of the deposit, such as size, grade and proximity to infrastructure, as well as metal prices which are highly cyclical and government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection. The Mines are also subject to other risks that could lead to their shutdown and closure including flooding and weather related events, the failure to receive permits or having existing permits revoked, collapse of mining infrastructure including tailings pond, as well as community or social related issues. The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in the Mines becoming uneconomic resulting in their shutdown and closure. The Company is not entitled to purchase gold if no gold is produced from the Mines.

No Control Over Mining Operations

The Company has no contractual rights relating to the operation or development of the Mines. Except for any payments which may be payable in accordance with applicable completion guarantees or cash flow guarantees, the Company will not be entitled to any material compensation if these mining operations do not meet their forecasted gold or other production targets in any specified period or if the Mines shut down or discontinue their operations on a temporary or permanent basis. The Mines may not commence commercial production within the time frames anticipated, if at all, and there can be no assurance that the gold or other production from such properties will ultimately meet forecasts or targets. At any time, any of the operators of the Mines or their successors may decide to suspend or discontinue operations. The Company is subject to the risk that the Mines shut down on a temporary or permanent basis due to issues including, but not limited to economics, lack of financial capital, floods, fire, mechanical malfunctions, social unrest, expropriation and other risks. There are no guarantees the Mines will achieve commercial production, ramp-up targets or complete expansion plans. These issues are common in the mining industry and can occur frequently.

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Government Regulations

The Mines are subject to various foreign laws and regulations governing prospecting, exploration, development, production, exports, taxes, labour standards, waste disposal, protection and remediation of the environment, reclamation, historic and cultural resources preservation, mine safety and occupation health, handling, storage and transportation of hazardous substances and other matters. It is possible that the risks of expropriation, cancellation or dispute of licenses could result in substantial costs, losses and liabilities in the future. The costs of discovering, evaluating, planning, designing, developing, constructing, operating and closing the Mines in compliance with such laws and regulations are significant. It is possible that the costs and delays associated with compliance of such laws and regulations could become such that the owners or operators of the Mines would not proceed with the development of or continue to operate the Mines. Moreover, it is possible that future regulatory developments, such as increasingly strict environmental protection laws, regulations and enforcement policies thereunder, and claims for damages to property and persons resulting from the Mines could result in substantial costs and liabilities in the future.

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International Operations

The Chapada Mine and the Aurizona Mine are located in Brazil, the Santa Elena Mine is located in Mexico, the Emigrant Springs Mine and the Mt. Hamilton Project are located in the United States of America, the Gualcamayo Mine and the Cerro Moro Project is located in Argentina, MWS is located in South Africa, the Hugo North Extension and Heruga projects are located in Mongolia, the Karma Project and Bomboré Project are located in Burkina Faso, the San Andres Mine is located in Honduras, the Hot Maden Project, Agi Dagi and Kirazli are located in Turkey, the Lobo-Marte Project is located in Chile, and each of the Diavik Mine, the Ming Mine, the Black Fox Mine, Bachelor Lake Mine, Prairie Creek Project, the Hackett River Project and the Bracemac-McLeod Mine are located in Canada and as such, the Mines are exposed to various levels of political, economic and other risks and uncertainties. These risks and uncertainties include, but are not limited to, terrorism, hostage taking, military repression, crime, political instability, currency controls, extreme fluctuations in currency exchange rates, high rates of inflation, labour unrest, the risks of war or civil unrest, expropriation and nationalization, renegotiation or nullification of existing concessions, licenses, permits, approvals and contracts, illegal mining, changes in taxation policies, restrictions on foreign exchange and repatriation, and changing political conditions, and governmental regulations. Changes, if any, in mining or investment policies or shifts in political attitude in Mexico, Brazil, Mongolia, the United States of America, Burkina Faso, Argentina, Honduras, French Guiana, Chile, Turkey or Canada may adversely affect the operations or profitability of the Mines in these countries. Operations may be affected in varying degrees by government regulations with respect to, but not limited to, restrictions on production, price controls, export controls, currency remittance, income taxes, expropriation of property, foreign investment, maintenance of claims, environmental legislation, land use, land claims of local people, water use, mine safety and the rewarding of contracts to local contractors or require foreign contractors to employ citizens of, or purchase supplies from, a particular jurisdiction. Any changes or unfavorable assessments with respect to (i) the validity, ownership or existence of the Entrée concessions; as well as (ii) the validity or enforceability of Entrée’s joint venture agreement with Oyu Tolgoi LLC may adversely affect the Company’s profitability or profits realized under the Entrée Gold Stream. The Serra Pelada royalty cash flow or profitability may be adversely impacted if the Cooperative de Mineracao dos Garimpeiros de Serra Pelada, which hold a 25% interest in the Serra Pelada Mine, continue to take unfavorable actions. In addition, Colossus’ Brazilian subsidiary has payables in excess of $30 million and accordingly, there is a risk that they may be unable to repay their debts, resulting in insolvency and loss any rights to the Serra Pelada Mine. Moreover, there is no certainty that the Karma Project will achieve its intended production and/or construction timeline, if ever. A failure to comply strictly with applicable laws, regulations and local practices relating to mineral right applications and tenure, could result in loss, reduction or expropriation of entitlements, or the imposition of additional local or foreign parties as joint venture partners with carried or other interests. The occurrence of these various factors and uncertainties cannot be accurately predicted and could have an adverse effect on the Mines.

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Income Taxes

The Company has a subsidiary in Barbados, Sandstorm Gold Bank Limited, which entered into Gold Streams in connection with the Aurizona, Karma, and Santa Elena transactions. No assurance can be given that new taxation rules will not be enacted or that existing rules will not be applied in a manner which could result in the Company’s past and future profits being subject to increased levels of income tax. The Company’s international transactions have not yet been reviewed by the Canada Revenue Agency, and should such transactions be reviewed no assurances can be given that the tax matters will be resolved favorably. The Company’s commodity streams and royalties in connection with Chapada, Cerro Moro, Diavik, Black Fox, Ming, Hugo North Extension and Heruga, MWS, Bachelor Lake, Mt. Hamilton, Prairie Creek, San Andres, Hot Maden Project, Hackett River Project, Lobo-Marte Project, Agi Dagi, Kirazli and Bracemac-McLeod transactions have been entered into directly by Canadian based subsidiaries and will therefore, be subject to Canadian, and/or U.S./international taxation, as the case may be. The Gualcamayo NSR was entered into through an Argentinian subsidiary and therefore, may be subject to Canadian, and/or Argentinian taxation, as the case may be. The Emigrant Springs NSR was entered into through a US subsidiary and therefore, may be subject to Canadian, and/or US taxation, as the case may be.

Gold and Silver Prices

The price of the common shares, warrants, and the Company’s financial results may be significantly adversely affected by a decline in the price of gold and silver. The price of gold and silver fluctuates widely, especially in recent years, and is affected by numerous factors beyond the Company’s control, including but not limited to, the sale or purchase of gold and silver by various central banks and financial institutions, interest rates, exchange rates, inflation or deflation, fluctuation in the value of the U.S. dollar and foreign currencies, global and regional supply and demand, and the political and economic conditions of major gold and silver producing countries throughout the world. In the event that the prevailing market price of gold is less than $524 per ounce in the case of the Black Fox Gold Stream, $500 per ounce in the case of the Bachelor Lake Gold Stream, $361 or $450 per ounce in the case of the Santa Elena Gold Stream, and $220 per ounce in the case of the Hugo North Extension and Heruga Gold Stream, the purchase price will be the then prevailing market price per ounce of gold and the Company will not generate positive cash flow or earnings on those Gold Streams. Furthermore, if the gold or silver price drops below the cost of producing gold or silver at the Mines, then the Mines may not produce any gold or silver. As a result, the Company will not be entitled to purchase any gold or silver.

Diamond Prices and Demand for Diamonds

The price of the common shares, warrants, and the Company’s financial results may be significantly adversely affected by a decline in the price and demand for diamonds. Diamond prices fluctuate and are affected by numerous factors beyond the control of the Company, including worldwide economic trends, worldwide levels of diamond discovery and production, and the level of demand for, and discretionary spending on, luxury goods such as diamonds. Low or negative growth in the worldwide economy, renewed or additional credit market disruptions, natural disasters or the occurrence of terrorist attacks or similar activities creating disruptions in economic growth could result in decreased demand for luxury goods such as diamonds, thereby negatively affecting the price of diamonds. Similarly, a substantial increase in the worldwide level of diamond production or the release of stocks held back during recent periods of lower demand could also negatively affect the price of diamonds. In each case, such developments could have a material adverse effect on the Company’s results of operations.

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Copper Prices

The price of the common shares, warrants, and the Company’s financial results may be significantly adversely affected by a decline in the price of copper. Copper prices fluctuate widely and are affected by numerous factors beyond the Company’s control, including global supply and demand, expectations with respect to the rate of inflation, the exchange rates of the U.S. dollar to other currencies, interest rates, forward selling by producers, central bank sales and purchases, production and cost levels in major producing regions, global or regional political, economic or financial situations and a number of other factors. Furthermore, if the copper price drops below the cost of producing copper at the Mines, then the Mines may not produce any copper. As a result, the Company will not be entitled to purchase any copper.

Solvency Risk

The price of the common shares and the Company’s financial results may be significantly affected by the Mines operators’ ability to continue as a going concern and have access to capital. The lack of access to capital could result in these companies entering bankruptcy proceedings and as a result, Sandstorm may not be able to realize any value from its respective streams or royalties.

Other

Critical Accounting Estimates

The preparation of consolidated financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent liabilities at the date of the consolidated financial statements, and the reported amounts of revenues and expenditures during the periods presented. Notes 2 and 4 of the Company’s 2015 annual consolidated financial statements describes all of the significant accounting policies as well as the significant judgments and estimates.

Disclosure Controls and Procedures

Disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported to senior management, including the Company’s Chief Executive Officer and the Chief Financial Officer, on a timely basis so that appropriate decisions can be made regarding public disclosure. The Company’s system of disclosure controls and procedures includes, but is not limited to, the Disclosure Policy, the Code of Conduct, the Stock Trading Policy, Corporate Governance, the effective functioning of the Audit Committee and procedures in place to systematically identify matters warranting consideration of disclosure by the Audit Committee.

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As at the end of the period covered by this Management’s Discussion and Analysis, management of the Company, with the participation of the Chief Executive Officer and the Chief Financial Officer, evaluated the effectiveness of the Company’s disclosure controls and procedures as required by National Instrument 52-109 in Canada (“NI 52-109”) and under the Securities Exchange Act of 1934, as amended, in the United States. The evaluation included documentation review, enquiries and other procedures considered by management to be appropriate in the circumstances. Based on that evaluation, the Chief Executive Officer and the Chief Financial Officer have concluded that, as of the end of the period covered by this management’s discussion and analysis, the disclosure controls and procedures (as defined in Rule 13(a) – 15(e) under the Securities Exchange Act of 1934) were effective to provide reasonable assurance that information required to be disclosed in the Company’s interim filings and other reports filed or submitted under applicable securities laws, is recorded, processed, summarized and reported within time periods specified by those laws and that material information is accumulated and communicated to management of the Company, including the Chief Executive Officer and the Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

Management’s Report on Internal Control Over Financial Reporting

Management of the Company is responsible for establishing and maintaining effective internal control over financial reporting as such term is defined in the rules of the National Instrument 52-109 in Canada (“NI 52-109”) and under the Securities Exchange Act of 1934, as amended, in the United States. The Company’s internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of the Company’s financial reporting for external purposes in accordance with IFRS as issued by the IASB.

The Company’s internal control over financial reporting includes:

•	maintaining records, that in reasonable detail, accurately and fairly reflect our transactions and dispositions of the assets of the Company;

•	providing reasonable assurance that transactions are recorded as necessary for preparation of the consolidated financial statements in accordance with IFRS as issued by the IASB;

•	providing reasonable assurance that receipts and expenditures are made in accordance with authorizations of management and the directors of the Company; and

•	providing reasonable assurance that unauthorized acquisition, use or disposition of Company assets that could have a material effect on the Company’s consolidated financial statements would be prevented or detected on a timely basis.

The Company’s internal control over financial reporting may not prevent or detect all misstatements because of inherent limitations. Additionally, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because changes in conditions or deterioration in the degree of compliance with the Company’s policies and procedures. In connection with the assessment of effectiveness of the Company's internal control over financial reporting as of December 31, 2015, a material weakness was identified relating to the review control over the impairment of long-lived assets. The Company is in the process of implementing a remediation plan to address the deficiency previously noted in the areas of personnel and controls including the engagement of an external search firm to assist in the hiring of an additional resource to assist in the documentation and review of its internal controls.

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Changes in Internal Controls

During the three months ended March 31, 2016, there has been no change in the Company’s internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

Limitations of Controls and Procedures

The Company’s management, including the Chief Executive Officer and the Chief Financial Officer, believe that any disclosure controls and procedures or internal controls over financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any systems of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected.

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FORWARD LOOKING STATEMENTS

This MD&A and any exhibits attached hereto and incorporated herein, if any, contain “forward-looking statements”, within the meaning of the U.S. Securities Act of 1933, as amended, the U.S. Securities exchange Act of 1934, as amended, the United States Private Securities Litigation Reform Act of 1995, and applicable Canadian and other securities legislation, concerning the business, operations and financial performance and condition of Sandstorm. Forward-looking information is provided as of the date of this MD&A and Sandstorm does not intend, and does not assume any obligation, to update this forward-looking information, except as required by law.

Generally, forward-looking information can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”. Forward-looking information is based on reasonable assumptions that have been made by Sandstorm as at the date of such information and is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Sandstorm to be materially different from those expressed or implied by such forward-looking information, including but not limited to: the impact of general business and economic conditions; the Chapada Mine, the Cerro Moro Project, the Ming Mine, the Gualcamayo Mine, the Karma Project, the Emigrant Springs Mine, MWS, the Hugo North Extension and Heruga deposits, the mines underlying the Sandstorm portfolio of royalties, the Bachelor Lake Mine, the Diavik Mine, the Mt. Hamilton mine, the Prairie Creek Project, the San Andres Mine, the Bomboré Project, the Hot Maden Project, the Hackett River Project, the Lobo-Marte Project, Agi Dagi and Kirazli or the Bracemac-McLeod Mine; the absence of control over mining operations from which Sandstorm will purchase gold and risks related to those mining operations, including risks related to international operations, government and environmental regulation, actual results of current exploration activities, conclusions of economic evaluations and changes in project parameters as plans continue to be refined; problems inherent to the marketability of minerals; industry conditions, including fluctuations in the price of metals, fluctuations in foreign exchange rates and fluctuations in interest rates; government entities interpreting existing tax legislation or enacting new tax legislation in a way which adversely affects Sandstorm; stock market volatility; competition; as well as those factors discussed in the section entitled “Risks to Sandstorm” herein and those risks described in the section entitled “Risk Factors” contained in Sandstorm’s most recent Annual Information Form for the year ended December 31, 2015 available at www.sedar.com and www.sec.gov and incorporated by reference herein.

Forward-looking information in this MD&A includes, among other things, disclosure regarding: Sandstorm’s existing Gold Streams and royalties as well as its future outlook, the mineral reserve and mineral resource estimates for each of the Chapada Mine, the Cerro Moro Project, the Diavik Mine, the Aurizona Mine, the Gualcamayo Mine, the Emigrant Springs Mine, MWS, the Santa Elena Mine, the Ming Mine, the Black Fox Mine, the Hugo North Extension and Heruga deposits, the Karma Project, the mines underlying the Sandstorm portfolio of royalties, the Bachelor Lake Mine, the Mt. Hamilton Mine, the Prairie Creek Project, the San Andres Mine, the Bomboré Project, the Hot Maden Project, the Hackett River Project, the Lobo-Marte Project, Agi Dagi and Kirazli and the Bracemac-McLeod Mine. Forward-looking information is based on assumptions management believes to be reasonable, including but not limited to the continued operation of the mining operations from which Sandstorm will purchase gold, no material adverse change in the market price of commodities, that the mining operations will operate in accordance with their public statements and achieve their stated production outcomes, and such other assumptions and factors as set out therein.

Although Sandstorm has attempted to identify important factors that could cause actual actions, events or results to differ materially from those contained in forward-looking information, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking information.

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SANDSTORM GOLD LTD.

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

Q1 / 2016

33

Condensed Consolidated Interim Statements of Financial Position	Expressed in U.S. dollars ($000s)

ASSETS	Note	March 31, 2016	December 31, 2015
Current
Cash and cash equivalents		$5,316	$5,346
Trade receivables and other		4,437	3,876
		$9,753	$9,222
Non-current
Mineral interests and royalties	4	$422,541	$414,363
Investments	5	52,748	26,580
Deferred financing costs		2,060	2,220
Loan receivable		24,203	23,821
Deferred income tax assets		18,918	19,650
Receivables and other		937	1,017
Total assets		$531,160	$496,873

LIABILITIES
Current
Trade and other payables		$9,465	$7,443
Non-current
Bank debt		77,000	83,500
Deferred income tax liabilities		3,130	3,279
		$80,130	$86,779
		$89,595	$94,222

EQUITY
Share capital		$507,891	$491,769
Reserves		24,139	23,368
Deficit		(47,767)	(60,926)
Accumulated other comprehensive loss		(42,698)	(51,560)
		$441,565	$402,651
Total liabilities and equity		$531,160	$496,873

Contractual obligations (Note 11)

ON BEHALF OF THE BOARD:

“Nolan Watson”, Director “David DeWitt”, Director

- The accompanying notes are an integral part of these condensed consolidated interim financial statements -

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Condensed Consolidated Interim Statements of Income	Expressed in U.S. dollars ($000s)

	Note	Three Months Ended March 31, 2016	Three Months Ended March 31, 2015
Sales	12	$8,504	$11,566
Royalty revenue	12	4,880	3,719
		$13,384	$15,285

Cost of sales, excluding depletion		$3,039	$4,019
Depletion		5,230	8,798
Total cost of sales		$8,269	$12,817

Gross Profit		$5,115	$2,468

Expenses and other (income)
• Administration expenses [1]	8	$1,410	$1,518
• Project evaluation [1]		963	995
• Foreign exchange loss (gain)		37	(1,945)
• (Gain) loss on revaluation of investments	5	(13,449)	461
• Finance income		(802)	(248)
• Finance expenses and other		1,392	319
• Mineral interest and royalty impairments	4 (c)	1,368	-
Income before taxes		$14,196	$1,368

Current income tax expense	7	$329	$543
Deferred income tax expense	7	708	-
		1,037	543
Net income for the period		$13,159	$825

Basic earnings per share		$0.10	$0.01
Diluted earnings per share		$0.10	$0.01

Weighted average number of common shares outstanding
• Basic	6(e)	136,030,128	117,478,182
• Diluted	6(e)	136,728,726	119,053,691
[1] Equity settled stock based compensation (a non-cash item) is included in administration expenses and project evaluation		$784	$678

- The accompanying notes are an integral part of these condensed consolidated interim financial statements -

35

Condensed Consolidated Interim Statements of Comprehensive Income (Loss)	Expressed in U.S. dollars ($000s)

	Note	Three Months Ended March 31, 2016	Three Months Ended March 31, 2015
Net income for the period		$13,159	$825

Other comprehensive income (loss) for the period
Items that may subsequently be re-classified to net income (loss):
• Currency translation differences		$95	$(4,993)
Items that will not subsequently be re-classified to net income (loss):
• Unrealized gain (loss) on investments, including a tax recovery of $174	5	8,767	(2,422)
• Total other comprehensive income ( loss) for the period		$8,862	$(7,415)
Total comprehensive income (loss) for the period		$22,021	$(6,590)

- The accompanying notes are an integral part of these condensed consolidated interim financial statements -

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Condensed Consolidated Interim Statements of Cash Flows	Expressed in U.S. dollars ($000s)

Cash flow from (used in):	Note	Three Months Ended March 31, 2016	Three Months Ended March 31, 2015
Operating activities
• Net income for the period		$13,159	$825
• Items not affecting cash:
• Depletion and depreciation and financing amortization		5,451	8,959
• Mineral interest impairments	4 (c)	1,368	-
• Deferred income tax (recovery) expense	7	760	352
• Share-based payment		784	678
• (Gain) loss on revaluation of investments		(13,449)	461
• Unrealized foreign exchange loss (gain)		-	(2,075)
• Interest on loan receivable and other		(382)	-
• Changes in non-cash working capital	9	1,994	(1,081)
		$9,685	$8,119
Investing activities
• Acquisition of mineral interests and royalties		$(6,199)	$(59,073)
• Acquisition of investments and other assets	5	(2,581)	(1,608)
• Proceeds from disposition of mineral interests and royalties and other assets	4 (b)	5,599	1,522
		$(3,181)	$(59,159)
Financing activities
• Bank debt repaid	7	$(6,500)	$-
• Redemption of common shares (normal course issuer bid) and other		(50)	(485)
		$(6,550)	$(485)

Effect of exchange rate changes on cash and cash equivalents		$16	$(383)
Net decrease in cash and cash equivalents		(30)	(51,908)
Cash and cash equivalents – beginning of the period		5,346	90,224
Cash and cash equivalents – end of the period		$5,316	$38,316

Cash and cash equivalents, at the end of the period
Cash at bank		$5,316	$27,013
Short-term deposit		$-	$11,303

Supplemental cash flow information (note 10)

- The accompanying notes are an integral part of these condensed consolidated interim financial statements -

37

Condensed Consolidated Interim Statements of Changes in Equity	Expressed in U.S. dollars ($000s)

		Share Capital		Reserves
	Note	Number	Amount	Share Options	Share Purchase Warrants	Retained Earnings (Deficit)	Accumulated Other Comprehensive Income (Loss)	Total
At January 1, 2015		117,478,182	$456,670	$9,015	$12,117	$(17,870)	$(38,385)	$421,547
Redemption of common shares (normal course issuer bid)	6 (a)	(147,445)	(485)	-	-	-	-	(485)
Issuance of warrants	6 (c)	-	-	-	583	-	-	583
Share issuance costs		-	(26)	-	-	-	-	(26)
Share based payment		-	-	678	-	-	-	678
Total comprehensive income (loss)		-	-	-	-	825	(7,415)	(6,590)
At March 31, 2015		117,330,737	$456,159	$9,693	$12,700	$(17,045)	$(45,800)	$415,707
Shares issued		10,087,800	27,136	-	1,614	-	-	28,750
Options exercised	6 (b)	155,000	684	(170)	-	-	-	514
Vesting of restricted stock rights		77,138	725	(725)	-	-	-	-
Expiration of unexercised warrants		-	4,388	-	(4,388)	-	-	-
Redemption of common shares (normal course issuer bid) and other	6 (a)	(370,678)	(1,223)	(475)	-	-	-	(1,698)
Issuance of warrants	6 (b)	-	-	-	3,091	-	-	3,091
Share issuance costs (net of tax of $1.0 million)		-	(1,535)	-	-	-	-	(1,535)
Shares issued on acquisition of Gold Royalties Corporation and other		1,600,317	5,435	-	-	-	-	5,435
Share based payment		-	-	2,028	-	-	-	2,028
Total comprehensive loss		-	-	-	-	(43,881)	(5,760)	(49,641)
At December 31, 2015		128,880,314	$491,769	$10,351	$13,017	$(60,926)	$(51,560)	$402,651
Vesting of restricted stock rights		1,159	13	(13)	-	-	-	-
Shares issued for acquisition of royalties and other	4 (b)	9,049,322	16,159	-	-	-	-	16,159
Share issuance costs		-	(50)	-	-	-	-	(50)
Share based payment		-	-	784	-	-	-	784
Total other comprehensive income		-	-	-	-	13,159	8,862	22,021
At March 31, 2016		137,930,795	507,891	11,122	13,017	(47,767)	(42,698)	441,565

- The accompanying notes are an integral part of these condensed consolidated interim financial statements -

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Notes to the Condensed Consolidated
Interim Financial Statements

March 31, 2016

Expressed in U.S. dollars

1.	Nature Of Operations

Sandstorm Gold Ltd. was incorporated under the Business Corporations Act of British Columbia on March 23, 2007. Sandstorm Gold Ltd. and its subsidiary entities ("Sandstorm", “Sandstorm Gold” or the "Company") is a resource-based company that seeks to acquire gold and other precious metal purchase agreements (“Gold Streams” or “Silver Streams”) and royalties from companies that have advanced stage development projects or operating mines. In return for making an upfront payment to acquire a Gold Stream, Sandstorm receives the right to purchase, at a fixed price per unit, a percentage of a mine’s production for the life of the mine.

The head office, principal address and registered office of the Company are located at Suite 1400, 400 Burrard Street, Vancouver, British Columbia, V6C 3A6.

These condensed consolidated interim financial statements were authorized for issue by the Board of Directors of the Company on May 5, 2016.

2.	Summary of Significant Accounting Policies

A.	Statement of Compliance

These condensed consolidated interim financial statements, including comparatives, have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). These unaudited condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standard 34 – Interim Financial Reporting ("IAS 34") as issued by the International Accounting Standards Board ("IASB"). Accordingly, certain disclosures included in annual financial statements prepared in accordance with International Financial Reporting Standards ("IFRSs") as issued by the IASB have been condensed or omitted. These unaudited condensed consolidated interim financial statements should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2015.

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The accounting policies applied in the preparation of these unaudited condensed consolidated interim financial statements are consistent with those applied and disclosed in the Company’s audited consolidated financial statements for the year ended December 31, 2015, except for the following: The Company has adopted the amendments to IFRSs included in the Annual Improvements 2012-2014 cycle and a number of narrow scope amendments to certain IFRSs and IASs which are effective for annual periods beginning on or after January 1, 2016. The amendments did not have an impact on the Company's unaudited condensed consolidated interim financial statements. The Company’s interim results are not necessarily indicative of its results for a full year.

B.	Basis of Presentation

These condensed consolidated interim financial statements have been prepared on a historical cost basis except for certain financial instruments which are measured at fair value.

The condensed consolidated interim financial statements are presented in United States dollars, and all values are rounded to the nearest thousand except as otherwise indicated.

The Company has allocated certain salary and related costs and stock based compensation to project evaluation in the Condensed Consolidated Statement of Income during the three month period ended March 31, 2016. The comparative figures have been adjusted to reflect the reallocation of these costs from administration expense to project evaluation. The adjustment resulted in a decrease of administration expenses and an increase in project evaluation by $0.7 million, respectively. This change in presentation did not impact net income or earnings per share and better reflects the nature of the activities associated with the reclassified expenses.

3.	Financial Instruments

A.	Fair Value Estimation

The fair value hierarchy establishes three levels to classify the inputs of valuation techniques used to measure fair value. The three levels of the fair value hierarchy are described below:

Level 1 | Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities. Investments in common shares and warrants held that have direct listings on an exchange are classified as Level 1.

Level 2 | Quoted prices in markets that are not active, quoted prices for similar assets or liabilities in active markets, or inputs that are observable, either directly or indirectly, for substantially the full term of the asset or liabilities. Investments in warrants and convertible debt instruments held that are not listed on an exchange are classified as Level 2.

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Level 3 | Prices or valuation techniques that require inputs that are both significant to fair value measurement and unobservable (supported by little or no market activity).

The following table sets forth the Company's financial assets and liabilities measured at fair value on a recurring basis by level within the fair value hierarchy as at March 31, 2016. As required by IFRS 13, assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

In $000s	Total	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Unobservable inputs (Level 3)
Long-term investments – common shares held	$27,649	$27,649	$-	$-
Long-term investments – convertible debt	25,099	-	25,099	-
	$52,748	$27,649	$25,099	$-

The fair value of the Company's other financial instruments which include cash and cash equivalents, trade receivables and other, loans receivable, receivables and other, trade and other payables and bank debt approximate their carrying values at March 31, 2016.

B.	Credit Risk

The Company’s credit risk is limited to cash and cash equivalents, trade receivables and other, loans receivable, and receivables and other in the ordinary course of business. The Company sells gold exclusively to third parties with a history in commodities. The Company’s trade receivables and other is subject to the credit risk of the counterparties who own and operate the mines underlying Sandstorm’s royalty portfolio. The Company’s loan receivable and convertible debenture due from Luna Gold Corp. (“Luna”) are subject to Luna’s credit risk and the Company’s ability to realize on its security.

C.	Currency Risk

Financial instruments that impact the Company’s net income or other comprehensive income (loss) due to currency fluctuations include: cash and cash equivalents, trade receivables and other, investments and trade and other payables denominated in Canadian dollars. Based on the Company's Canadian dollar denominated monetary assets and monetary liabilities at March 31, 2016 a 10% increase (decrease) of the value of the Canadian dollar relative to the United States dollar would increase (decrease) net income by $0.4 million and other comprehensive income $2.8 million, respectively.

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D.	Interest Rate Risk

The Company is exposed to interest rate risk on its outstanding borrowings. Presently, all of the Company’s outstanding borrowings are at floating rates. The Company monitors its exposure to interest rates and has not entered into any derivative contracts to manage risk. During the period ended March 31, 2016, the weighted average effective interest rate paid by the Company on the amount drawn on its outstanding borrowings was 4.8% (2015- 3.4%). A fluctuation in interest rates of 100 basis points (1 percent) would have affected finance expense by approximately $0.4 million.

E.	Liquidity Risk

In managing liquidity risk, the Company takes into account its loan facility, anticipated cash flows from operations and its holding of cash and cash equivalents. As at March 31, 2016, the Company had cash and cash equivalents of $5.3 million (2015: $5.3 million) and working capital of $0.3 million (2015: $1.8 million). The Company has a revolving facility which matures in July 2019. Additionally, Sandstorm holds common shares, convertible debentures, and warrants of other companies with a combined fair market value as at March 31, 2016, of $52.7 million (December 31, 2015 – $26.6 million). The daily exchange traded volume of these shares, including the shares underlying the warrants, may not be sufficient for the Company to liquidate its position in a short period of time without potentially affecting the market value of the shares.

4.	Mineral Interests and Royalties

A.	Carrying Amount

As of and for the three months ended March 31, 2016:

	Cost			Accumulated Depletion
In $000s	Opening	Additions (disposals)	Ending	Opening	Depletion	Inventory depletion adjustment	Impairment	Ending	Carrying Amount
Aurizona, Brazil	11,000	-	11,000	310	-	-	-	310	10,690
Bachelor Lake, Canada	22,671	-	22,671	14,678	694	67	-	15,439	7,232
Black Fox, Canada	37,758	-	37,758	22,117	597	-	-	22,714	15,044
Chapada, Brazil	69,520	3	69,523	-	552	-	-	552	68,971
Diavik Mine, Canada	53,111	-	53,111	6,273	868	-	-	7,141	45,970
Hugo North Extension and Heruga, Mongolia	42,493	(7,128)	35,365	-	-	-	-	-	35,365
Karma Gold Project, Burkina Faso	21,174	5,115	26,289	-	-	262	-	262	26,027
Ming, Canada	20,068	-	20,068	7,622	-	104	-	7,726	12,342
Santa Elena, Mexico	23,342	-	23,342	17,202	664	89	-	17,955	5,387
Yamana Silver Stream, Argentina	74,229	-	74,229	-	194	-	-	194	74,035
Royalties[1]	206,724	17,309	224,033	106,393	1,646	-	1,369	109,408	114,625
Other	11,339	-	11,339	4,471	15	-	-	4,486	6,853
Total [2]	593,429	15,299	608,728	179,066	5,230	522	1,369	186,187	422,541

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1)	Includes Bracemac-McLeod, Coringa, Mt. Hamilton, Paul Isnard, Prairie Creek, Ann Mason, Gualcamayo, Emigrant Springs, Mine Waste Solutions, San Andres, Sao Francisco, Sao Vicente, Thunder Creek, Bomboré, Hat Maden, Hackett River, Lobo-Marte, Agi Dagi & Kirazli and other.

2)	Total mineral interest and royalties includes $112.9 million of assets located in Canada, $97.5 million in Argentina, $87.6 million in Brazil, $35.4 million in Mongolia, $29.2 million in Burkina Faso, $21.7 million in the United States, $9.7 million in Turkey, $6.9 million in South Africa, $5.4 million in Mexico, $5.1 million in French Guiana, $5.0 million in Peru, $2.8 million in Honduras, and $3.3 million in other countries.

As of and for the year ended December 31, 2015:

	Cost				Accumulated Depletion
In $000s	Opening	Additions (disposals)	Foreign exchange translation	Ending	Opening	Depletion	Impairment	Disposals	Ending	Carrying Amount
Aurizona, Brazil	27,358	(16,358)	-	11,000	5,756	1,072	-	(6,518)	310	10,690
Bachelor Lake, Canada	22,671	-	-	22,671	10,458	4,220	-	-	14,678	7,993
Black Fox, Canada	37,758	-	-	37,758	17,836	4,281	-	-	22,117	15,641
Chapada, Brazil	-	69,520		69,520	-	-	-	-	-	69,520
Diavik Mine, Canada	-	53,111	-	53,111	-	6,273	-	-	6,273	46,838
Hugo North Extension and Heruga, Mongolia	42,493	-	-	42,493	-	-	-	-	-	42,493
Karma Gold Project, Burkina Faso	14,456	6,718	-	21,174	-	-	-	-	-	21,174
Ming, Canada	20,068	-	-	20,068	5,628	1,994	-	-	7,622	12,446
Santa Elena, Mexico	23,342	-	-	23,342	11,087	6,115	-	-	17,202	6,140
Yamana Silver Stream, Argentina	-	74,229		74,229	-	-	-	-	-	74,229
Royalties [1]	189,970	19,348	(2,594)	206,724	76,907	11,164	18,322	-	106,393	100,331
Other [2]	12,393	(1,054)	-	11,339	955	193	3,323	-	4,471	6,868
Total [3]	390,509	205,514	(2,594)	593,429	128,627	35,312	21,645	(6,518)	179,066	414,363

1)	Includes Bracemac-McLeod, Coringa, Mt. Hamilton, Paul Isnard, Prairie Creek, Ann Mason, Serra Pelada, Gualcamayo, Emigrant Springs, Mine Waste Solutions, San Andres, Sao Francisco, Thunder Creek, Bomboré, the Gold Royalties royalty portfolio and the Early Gold Deposit.

2)	Includes Summit and other.

3)	Total mineral interest and royalties includes $111.3 million of assets located in Canada, $88.1 million in Brazil, $98.1 million in Argentina, $42.5 million in Mongolia, $21.8 million in the United States, $24.3 million in Burkina Faso, $6.1 million in Mexico, $6.9 million in South Africa, $5.1 million in French Guiana, $3.1 million in Honduras, $1.0 million in Ghana, and $6.1 million in other South American countries.

B.	Acquisitions and Update

ACQUISITION | Royalty Portfolio Acquisition

During the three months ended March 31, 2016, the Company announced that it had acquired a royalty portfolio consisting of 52 royalties from Teck Resources Limited and its affiliates. The portfolio was acquired for consideration of $16.8 million, of which $1.4 million was paid in cash and $15.4 million in common shares of the Company (using the closing market price on the date of issuance). Certain royalties in the portfolio were subject to rights of first offer and first refusal (“ROFR”), which were exercised by the counterparties. The total consideration paid to Teck was reduced by $2.6 million as a result of the ROFRs being exercised. As at March 31, 2016, there are no unresolved ROFRs in connection with the acquired royalty portfolio.

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UPDATE | Hugo North Extension & Heruga Gold Stream

During the three months ended March 31, 2016, Sandstorm amended its Gold Stream with Entrée Gold Inc. (“Entrée”) such that the Company will now purchase an amount equal to 5.62% and 4.26% of the gold and silver by-products produced from the Hugo North Extension and Heruga deposits located in Mongolia, (the “Hugo North Extension” and “Heruga”, respectively) for per ounce cash payments equal to the lesser of $220 per ounce of gold and $5 per ounce of silver and the then prevailing market price of gold and silver, respectively. Additionally, Sandstorm amended its copper stream such that the Company will now purchase an amount equal to 0.42% share of the copper produced from Hugo North Extension and Heruga for per pound cash payments equal to the lesser of $0.50 per pound of copper and the then prevailing market price of copper. In consideration for the amendment and during the three months ended March 31, 2016, Sandstorm received consideration of $7.0 million (of which $5.5 million was paid in cash and $1.5 million was received by way of Entrée common shares).

C.	Impairments

While assessing whether any indications of impairment exist for mineral properties, consideration is given to both external and internal sources of information. The lack of progress with respect to advancing some of the royalties within Sandstorm’s mineral interest portfolio, prompted the Company to evaluate its investment in these specific assets. The recoverable amount of the asset, for impairment assessment purposes, was determined using the fair value less costs to sell. Key assumptions used in the analysis to determine fair value included management’s best estimates of the value of the underlying royalty assets. As a result of its review, the Company, during the three months ended March 31, 2016, recorded an impairment charge of $1.4 million for the full balance of these specifically identified mineral royalties.

5.	Investments

As of and for the three months ended March 31, 2016:

In $000s	Fair Value December 31, 2015	Net Additions (Disposals) March 31, 2016	Fair Value Adjustment March 31, 2016	Fair Value March 31, 2016
Common shares	$14,990	$4,066	$8,593	$27,649
Convertible debt instruments	11,590	60	13,449	25,099
Total	$26,580	$4,126	$22,042	$52,748

As of and for the three months ended March 31, 2015:

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In $000s	Fair Value December 31, 2014	Net Additions (Disposals) March 31, 2015	Fair Value Adjustment March 31, 2015	Fair Value March 31, 2015
Common shares	$14,254	$234	$(2,422)	$12,066
Warrants	70	-	800	870
Convertible debt instruments	9,665	(147)	(1,261)	8,257
Total	$23,989	$87	$(2,883)	$21,193

6.	Share Capital and Reserves

A.	Shares Issued

The Company is authorized to issue an unlimited number of common shares without par value.

Under the Company’s normal course issuer bid (“NCIB”), the Company is able until April 3, 2017, to purchase up to 6,896,539 common shares. The NCIB provides the Company with the option to purchase its common shares from time to time when the Company’s management believes that the Common Shares are undervalued by the market.

B.	Stock Options of the Company

The Company has an incentive stock option plan (the “Option Plan”) whereby the Company may grant share options to eligible employees, officers, directors and consultants at an exercise price, expiry date, and vesting conditions to be determined by the Board of Directors. The maximum expiry date is five years from the grant date. All options are equity settled. The Option Plan permits the issuance of options which, together with the Company's other share compensation arrangements, may not exceed 10% of the Company’s issued common shares as at the date of the grant.

A summary of the Company’s options and the
changes for the period are as follows:

	Number of Options	Weighted Average Exercise Price (C$)
Options outstanding at December 31, 2014	6,852,607	4.69
Granted	1,284,000	3.61
Addition of outstanding Gold Royalties’ Options	47,475	15.71
Exercised	(155,000)	(3.39)
Forfeited	(1,173,500)	(3.40)
Options outstanding at December 31, 2015 and March 31, 2016	6,855,582	5.45

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A summary of the Company’s share purchase options
as of March 31, 2016 is as follows:

Number outstanding	Exercisable	Exercise Price per Share (C$)	Expiry Date
66,000	66,000	$6.30	August 25, 2016
1,129,000	1,129,000	6.35	November 25, 2016
27,000	27,000	18.33	August 22, 2017
5,850	5,850	18.33	October 4, 2017
402,133	402,133	16.35	December 11, 2017
150,000	150,000	11.78	December 21, 2017
10,875	10,875	11.31	February 19, 2018
3,625	3,625	10.62	March 1, 2018
12,375	12,375	8.89	December 13, 2018
25,000	8,334	6.03	May 16, 2019
3,737,474	1,245,834	2.93	November 13, 2019
1,084,000	-	3.60	December 9, 2020
200,000	-	3.64	December 22, 2020
2,250	2,250	15.00	March 30, 2022
6,855,582	3,063,276	$6.70

C.	Share Purchase Warrants

A summary of the Company’s warrants and the changes
for the period are as follows:

	Number of Warrants	Shares to be Issued Upon Exercise of the Warrants
Warrants outstanding at December 31, 2014	25,769,272	10,225,553
Addition of Gold Royalties’ Warrants	368,038	368,038
Issued	23,043,900	23,043,900
Expired unexercised	(19,874,037)	(4,330,318)
Warrants outstanding at December 31, 2015	29,307,173	29,307,173
Expired unexercised	(72,500)	(72,500)
Warrants outstanding at March 31, 2016	29,234,673	29,234,673

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A summary of the Company’s warrants as of
March 31, 2016 are as follows:

Number outstanding		Exercise Price per Share	Expiry Date
32,400	C$	11.11	May 1, 2016
1,155,873	C$	13.79	December 4, 2016
5,002,500		$14.00	September 7, 2017
3,000,000		$4.50	March 23, 2020
15,000,000		$3.50	October 26, 2020
5,043,900		$4.00	November 3, 2020
29,234,673

D.	Restricted Share Rights

The Company has a restricted share plan (the “Restricted Share Plan”) whereby the Company may grant restricted share rights to eligible employees, officers, directors and consultants at an expiry date to be determined by the Board of Directors. Each restricted share right entitles the holder to receive a common share of the Company without any further consideration. The Restricted Share Plan permits the issuance of up to a maximum of 2,800,000 RSRs.

As at March 31, 2016, the Company had 1,395,517 RSRs outstanding.

E.	Diluted Earnings Per Share

Diluted earnings per share is calculated
based on the following:

In $000s	Three Months Ended March 31, 2016	Three Months Ended March 31, 2015
Net income	$13,159	$825

Basic weighted average number of shares	136,030,218	117,478,182
Basic earnings per share	$0.10	$0.01

Effect of dilutive securities
• Stock options	522,410	1,575,509
• Warrants	-	-
• Restricted share rights	176,098	-
Diluted weighted average number of common shares	136,728,726	119,053,691
Diluted earnings per share	$0.10	$0.01

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The following table lists the number of stock options, warrants and RSRs excluded from the computation of diluted earnings per share because the exercise prices exceeded the average market value of the common shares of C$3.75 during the period ended March 31, 2016 (March 31, 2015 – C$4.43):

	Three Months Ended March 31, 2016	Three Months Ended March 31, 2015
Stock Options	2,918,108	1,786,633
Warrants	33,528,741	10,225,553
RSRs	619,935	578,334

7.	Income Taxes

The income tax expense differs from the amount that would result from applying the federal and provincial income tax rate to the net income before income taxes.

These differences result from the following items:

In $000s	Three Months Ended March 31, 2016	Three Months Ended March 31, 2015
Income before income taxes	$14,196	$1,368
Canadian federal and provincial income tax rates	26.0%	26.0%
Income tax expense based on the above rates	$3,691	$356
Increase (decrease) due to:
• Non-deductible expenses and permanent differences	(1,525)	177
• Change in deductible temporary differences	520	-
• Change in unrecognized temporary differences	(1,642)	-
• Difference between statutory and foreign tax rates	(55)	(591)
• Other	48	601
Income tax expense	$1,037	$543

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8.	Administration Expenses

The administration expenses for the Company
are as follows:

In $000s	Three Months Ended March 31, 2016	Three Months Ended March 31, 2015
Corporate administration	$371	$408
Employee benefits and salaries	474	468
Professional fees	231	203
Depreciation	52	54
Administration expenses before share based compensation	$1,128	$1,133

Equity settled share based compensation (a non-cash expense)	282	385
Total administration expenses	$1,410	$1,518

9.	Supplemental Cash Flow Information

In $000s	Three Months Ended March 31, 2016	Three Months Ended March 31, 2015
Change in non-cash working capital:
• Trade receivables and other	$(54)	$(1,546)
• Trade and other payables	2,048	465
Net increase (decrease) in cash	$1,994	$(1,081)
Significant non-cash transactions:
• Shares issued for acquisition of royalties and other (note 4 (b))	$16,159	$-
• Issuance of warrants for Diavik royalty acquisition	$-	$583

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10.	Key Management Compensation

The remuneration of directors and those persons having authority and responsibility for planning, directing and controlling activities of the Company are as follows:

In $000s	Three Months Ended March 31, 2016	Three Months Ended March 31, 2015
Short-term employee salaries and benefits	$370	$543
Share-based payments	517	561
Total key management compensation expense	$887	$1,104

11.	Contractual Obligations

A.	Gold Streams

In connection with its Gold Streams, the Company has committed to purchase the following:

Gold Stream	% of Life of Mine Gold 5, [6,7,8,9]	Per Ounce Cash Payment: lesser of amount below and the then prevailing market price of gold [1,2,3,4]
Bachelor Lake	20%	$500
Black Fox	8%	$524
Chapada	4.2%	30% of copper spot price
Entrée Gold	5.62% on Hugo North Extension and 4.26% on Heruga	$220
Karma	26,875 ounces over 5 years and 1.625% thereafter	20% of gold spot price
Ming	25% of the first 175,000 ounces of gold produced, and 12% thereafter	$nil
Santa Elena	20%	$357
Yamana Silver Stream	Varies	30% of silver spot price

1)	Subject to an annual inflationary adjustment except for Ming.
2)	For the Entrée Gold Stream, after approximately 8.6 million ounces of gold have been produced from the joint venture property, the price increases to $500 per gold ounce.
3)	For the Entrée Silver Stream, percentage of life of mine is 5.62% on Hugo North Extension and 4.26% on Heruga which the Company can purchase for the lesser of the prevailing market price and $5 per ounce of silver until 40.3 million ounces of silver have been produced from the entire joint venture property. Thereafter, the purchase price will increase to the lesser of the prevailing market price and $10 per ounce of silver.
4)	For the Santa Elena Gold Stream, the Company can purchase for a per ounce cash payment equal to (i) the lesser of $357 and the then prevailing market price of gold for the open-pit mine and (ii) the lesser of $357 and the then prevailing market price of gold until 50,000 ounces of gold have been delivered to Sandstorm (inclusive of ounces already received from open-pit production), at which time the on-going per ounce payments will increase to the lesser of $450 and the then prevailing market price of gold for the underground mine.
5)	For the Entrée Gold and Silver Stream, percentage of life of mine is 5.62% on Hugo North Extension and 4.26% on Heruga if the minerals produced are contained below 560 metres in depth.
6)	For the Entrée Gold and Silver Stream, percentage of life of mine is 8.43% on Hugo North Extension and 6.39% on Heruga if the minerals produced are contained above 560 metres in depth.
7)	For the Entrée copper stream, the Company has committed to purchase an amount equal to 0.42% of the copper produced from the Hugo North Extension and Heruga deposits. If the minerals produced are contained above 560 metres in depth, then the commitment increases to 0.62% for both the Hugo North Extension and Heruga deposits. Sandstorm will make ongoing per pound cash payments equal to the lesser of $0.50 and the then prevailing market price of copper, until 9.1 billion pounds of copper have been produced from the entire joint venture property. Thereafter, the on-going per pound payments will increase to the lesser of $1.10 and the then prevailing market price of copper.

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8)	For the Chapada copper stream, the Company has committed to purchase an amount equal to 4.2% of the copper produced (up to an annual maximum of 3.9 million pounds of copper) until Yamana has delivered 39 million pounds of copper to Sandstorm; then 3.0% of the copper produced until, on a cumulative basis, Yamana has delivered 50 million pounds of copper to Sandstorm; then 1.5% of the copper produced thereafter, for the life of the mine. If Cerro Moro has not achieved the Commencement of Production and Sandstorm has not received cumulative pre-tax cash flow equal to $70 million from the Yamana Silver Stream, then the First Chapada Delivery Threshold and the Second Chapada Delivery Threshold will cease to be in effect and Sandstorm will continue to purchase 4.2% of Chapada’s payable copper production (up to an annual maximum of 3.9 million pounds of copper), until such time as Sandstorm has received cumulative pre-tax cash flow equal to $70 million, or Cerro Moro has achieved the Commencement of Production.
9)	Under the terms of the Yamana Silver Stream, Sandstorm has agreed to purchase an amount of silver from Cerro Moro equal to 20% of the silver produced (up to an annual maximum of 1.2 million ounces of silver), until Yamana has delivered to Sandstorm 7.0 million ounces of silver; then 9.0% of the silver produced thereafter. As part of the Yamana Silver Stream, during the year 2016 through 2018, Sandstorm has also agreed to purchase an amount of silver from: (i) the Minera Florida mine in Chile equal to 38% of the silver produced (up to an annual maximum of 200,000 ounces of silver); and (ii) the Chapada mine in Brazil equal to 52% of the silver produced (up to an annual maximum of 100,000 ounces of silver).

In connection with the Karma Gold Stream, the stream syndicate (Franco Nevada Corp and Sandstorm) has provided True Gold Mining Inc. (now Endeavour Mining Corp) with an 18 month option to increase funding by up to $20 million (the “Increase Option”) in exchange for eight quarterly deliveries totaling 30,000 ounces of gold, or the pro-rata portion of the amount drawn thereunder, starting 18 months from when the first tranche under the Increase Option is drawn down. During the three months ended March 31, 2016, Sandstorm remitted $1.25 million of its $5 million commitment under the Increase Option.

In connection with the Bomboré royalty, Sandstorm has committed to providing up to an additional $5.0 million in royalty financing (remittable in cash and/or shares, subject to certain conditions) to Orezone Gold Corp. on a draw down basis until January 27, 2017.

The Company will, from time to time, repay balances outstanding on its revolving facility with operating cash flow and cash flow from other sources. The amounts drawn on the revolving facility remain subject to interest at LIBOR plus 3.00% – 4.25% per annum, and the undrawn portion of the revolving facility remains subject to a standby fee of 0.75% – 1.05% per annum, dependent on the Company’s leverage ratio. The revolving facility matures in July 2019.

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12.	Segmented Information

The Company’s reportable operating segments, which are components of the Company’s business where separate financial information is available and which are evaluated on a regular basis by the Company’s Chief Executive Officer, who is the Company’s chief operating decision maker, for the purpose of assessing performance, are summarized in the tables below:

For the three months ended March 31, 2016

In $000s	Sales	Royalty revenue	Cost of sales (excluding depletion)	Depletion	Impairment of mineral interests	Income (loss) before taxes	Cash from operations
Bachelor Lake, Canada	$1,980	$-	$847	$694	$-	$439	$1,133
Black Fox, Canada	1,587	-	696	597	-	294	891
Chapada, Brazil	1,144	-	354	552	-	238	790
Diavik, Canada	-	1,300	-	868	-	432	1,176
Santa Elena, Mexico	3,391	-	1,031	664	-	1,696	2,360
Yamana Silver Stream, Argentina	357	-	107	194	-	56	250
Other Royalties [1]	-	3,580	-	1,646	1,368	566	4,712
Other	45	-	4	15	-	26	45
Corporate	-	-	-	-	-	10,449	(1,672)
Consolidated	$8,504	$4,880	$3,039	$5,230	$1,368	$14,196	$9,685

1)	Includes royalty revenue from Bracemac-McLeod, Gualcamayo, Emigrant Springs, Mine Waste Solutions, San Andres, Thunder Creek, Copper Mountain and Sheerness. Includes royalty revenue from royalty interests located in Canada of $2.4 million, in the United States of $0.4 million, and other of $2.1 million.

For the three months ended March 31, 2015

In $000s	Sales	Royalty revenue	Cost of sales (excluding depletion)	Depletion	Income (loss) before taxes	Cash from operations
Aurizona, Brazil	$3,857	$-	$1,263	$368	$2,226	$2,594
Bachelor Lake, Canada	2,473	-	1,016	1,208	249	1,457
Black Fox, Canada	2,288	-	954	1,327	7	1,334
Diavik Mine, Canada	-	1,500	-	1,458	42	-
Ming, Canada	240	-	-	242	(2)	240
Santa Elena, Mexico	2,708	-	786	1,354	568	1,922
Other Royalties [1]	-	2,219	-	2,841	(622)	2,664
Corporate	-	-	-	-	(1,100)	(2,092)
Consolidated	$11,566	$3,719	$4,019	$8,798	$1,368	$8,119

1)	Includes royalty revenue from Bracemac-McLeod, Gualcamayo, Emigrant Springs, Mine Waste Solutions, San Andres, and Thunder Creek. Includes royalty revenue from royalty interests located in Canada of $0.8 million, in the United States of $0.5 million, and other of $0.9 million.

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Total assets as of:

In $000s	March 31, 2016 [1]	December 31, 2015 [1]
Aurizona	$10,690	$10,690
Bachelor Lake	7,232	7,993
Black Fox	15,044	15,641
Chapada	68,971	69,520
Diavik Mine	46,094	48,013
Entrée	35,365	42,493
Karma	26,026	21,174
Ming	12,342	12,446
Santa Elena	5,387	6,140
Yamana Silver Stream	74,035	74,229
Other Royalties [2]	118,001	103,634
Other [3]	6,853	6,868
Corporate	105,120	78,032
Consolidated	$531,160	$496,873

1)	Includes related accounts receivables and payables in relation to the respective properties.

2)	Includes Bracemac-McLeod, Coringa, Mt. Hamilton, Paul Isnard, Prairie Creek, Ann Mason, Gualcamayo, Emigrant Springs, Mine Waste Solutions, San Andres, Sao Francisco, Sao Vicente, Thunder Creek, Bomboré, Hat Maden, Hackett River, Lobo-Marte, Agi Dagi & Kirazli and other.

3)	Includes Summit and other.

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